                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-63001

PROSPECTUS

                           SPLITROCK SERVICES, INC.

                               138,980 warrants

                             to purchase shares of

                                 common stock

                           792,235 shares of common

                              stock issuable upon

                             exercise of warrants

                                  $11,000,000

                               11 3/4% Series B

                             senior notes due 2008

This prospectus relates to:

     . an offering to our warrantholders of 792,235 shares of common stock of Splitrock Services, Inc., to be issued by us or transferred by Harris Trust, as warrant agent, upon the exercise of our outstanding warrants;

     . an offering by various selling securityholders identified in this prospectus of 138,980 of our warrants to purchase shares of our common stock; and

     . an offering by Linsang Partners, LLC of an aggregate principal amount of $11,000,000 of our Series B senior notes due 2008.

The shares of common stock included in this prospectus are not currently outstanding and will be issued to the warrantholders upon the proper exercise of any warrant. Persons who properly exercise the warrants will receive common stock without any restriction on the resale of those shares. We may issue additional shares under anti-dilution provisions of the warrants. The selling securityholders will offer the warrants and the senior notes from time to time at prevailing market prices. We will not receive any of the proceeds from the sale of the warrants or senior notes by the selling securityholders.

Our common stock trades on the Nasdaq Stock Market under the symbol "SPLT." There is currently no public market for our warrants and senior notes and we do not intend to list them on any securities exchange or to seek approval for quotation through any exchange or automated quotation system.

See "Risk Factors" beginning on page 8 to read about certain risks that you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is March 23, 2000

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Neither the delivery of this prospectus nor any offer or sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               TABLE OF CONTENTS
                             _____________________

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                                                                                                 Page
                                                                                                 ----
Where You Can Find More Information.........................................................      2
Incorporation of Certain Information by Reference...........................................      2
Prospectus Summary..........................................................................      4
Risk Factors................................................................................      8
Use of Proceeds.............................................................................     23
Selling Holders.............................................................................     24
Plan of Distribution........................................................................     25
Description of the Warrants.................................................................     26
Description of the Notes....................................................................     31
Material United States Federal Income Tax Considerations....................................     65
Legal Matters...............................................................................     68
Experts.....................................................................................     66


                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. Words such as "anticipates," "plans," "estimates," "expects," "believes," and similar expressions as used in this prospectus in connection with Splitrock or our management, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. However, our actual results, performance, or achievements may materially differ from those expressed in the forward-looking statements. Please see "Risk Factors" for a more detailed description of those conditions and events that could cause our results to differ.

     We undertake no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this offering memorandum might not occur.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Particular items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about our company and the securities offered by this prospectus, we refer you to the registration statement, including its exhibits and schedules. You may read and copy the registration statement at the Securities and Exchange Commission's following locations:

     Public Reference Room       New York Regional Office     Chicago Regional Office
     Room 1024                   Seven World Trade Center     Citicorp Center
     450 Fifth Street, N.W.      Suite 1300                   500 West Madison Street
     Washington, DC 20549        New York, NY 10048           Suite 1400
                                                              Chicago, IL 60661-2511

  You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. The registration statement is also available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Web site located at http://www.sec.gov. You can also read our filings with the Securities and Exchange Commission at the office of Nasdaq Operations, 1734 K Street, N.W. Washington, DC 20006.

  Statements in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

  We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by Splitrock with the Commission under the Securities and the Exchange Act (File No. 0-26827) are incorporated herein by reference:

          (a) Splitrock's Registration Statement on Form S-1 (File No. 333-79909), as amended, dated August 2, 1999;

          (b) Splitrock's Annual Report on Form 10-K for the fiscal year ended December 31, 1998; and

          (c) Splitrock's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1999;

          (d) Splitrock's Proxy Statement included in the Registration Statement on Form S-4 filed by McLeodUSA, Inc. (File No. 333-95941), dated February 14, 2000, as amended;

          (e) Splitrock's current reports on Form 8-K, dated January 6, 2000, February 11, 2000, and February 16, 2000.

  All documents filed by Splitrock pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Securities made hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

  Splitrock will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to Splitrock.

                              PROSPECTUS SUMMARY

  This summary highlights some of the information in this prospectus. The summary may not contain all of the information that is important to you. This prospectus includes forward-looking statements which involve risks and uncertainties. You should carefully read the entire prospectus, including the risk factors and the financial statements, before deciding whether to invest in our securities.

                                 The Offering

  The following is a brief summary of the terms of this offering. For a more complete description of the securities offered by this prospectus, see "Description of the Warrants," "Description of Capital Stock" and
"Description of the Notes."

                                 The Warrants

Issuer                           Splitrock Services, Inc.

Warrants Offered...............  138,980 warrants which, when exercised, will entitle the holders to acquire an aggregate of 792,235 shares of our common stock. We refer to the shares of our common stock and any other securities issuable or deliverable upon exercise of the warrants as the "warrant shares."

Exercise Price.................  $.02 per share of common stock.  The exercise price will be eliminated when
                                 Splitrock issues the warrant shares to the warrant agent to hold in custody pursuant to the first supplemental warrant agreement.  See "Description of the
                                 Warrants."

Manner of Exercise.............  Until the warrant shares are issued to the warrant agent, the holders may exercise the warrants by providing the exercise price to us in cash or by cashless exercise whereby the aggregate value of shares issued to the holder is reduced by the exercise price owed.  Thereafter, the holders may exercise their warrants without tendering any exercise price.

Expiration.....................  The warrants are currently exercisable and will expire on July 15, 2008.

Anti-Dilution Provisions.......  The warrants have customary anti-dilution provisions.

Voting Rights..................  After the warrant shares have been issued to the warrant agent, the warrant holders may instruct the warrant agent how to vote the shares underlying their warrants in any vote taken by holders of our common stock.

Warrant Shares.................  The warrants entitle the holders to acquire shares of our common stock.
                                 Splitrock shall issue the warrant shares to the warrant agent to hold in custody on behalf of the warrant holders until they exercise their warrants.  For additional information regarding the warrants and the warrant shares, see
                                 "Description of the Warrants" and "Description of Capital Stock."

Warrant Agent..................  Harris Trust Company of New York.

                                                        The Warrant Shares

Issuer.........................  Splitrock Services, Inc.

Common stock offered by us or
the warrant agent to the
warrantholders upon exercise
of the warrants................  792,235 shares, assuming that all of the warrants are exercised.

Common stock to be

outstanding after this offering. 58,000,655 shares, assuming that all of the warrants are exercised.

Use of proceeds................  We will realize proceeds of approximately $14, 591. We intend to use the net proceeds from this offering for working capital and other corporate purposes. We will not receive any proceeds from the subsequent resale of the shares of common stock by our stockholders.

  The number of shares of common stock to be outstanding after this offering is based on the 57,208,420 shares outstanding as of February 29, 2000. The shares of common stock to be outstanding after this offering excludes:

  . 4,458,468 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $9.05 per share; and

  . any shares of common stock reserved for issuance upon the exercise of options available to be granted under our stock option plans.


                                   The Notes

Issuer..........................  Splitrock Services, Inc.

Notes Offered...................  $11,000,000 in aggregate principal amount of 11 3/4% Series B Senior Notes due
                                  2008.

Maturity........................  July 15, 2008.

Interest Payment Dates..........  January 15 and July 15 of each year.

Escrow Proceeds.................  As of March 1, 2000 approximately $15.1 million in temporary cash investments remained of the original $56.8 million we deposited with an escrow agent, that, together with the interest received on those investments, will be sufficient to pay the semi-annual interest payment on the
                                  Notes due on July 15, 2000. Interest payments due on January 15, 2000 and on January 15 and July
                                  15, 1999 were paid out of the escrow. Any remaining balance will be retained by us. The notes are collateralized by a first priority and exclusive security interest in this escrow account. See
                                  "Description of the Notes--Disbursement of Funds; Escrow Account."

Sinking Fund....................  None.

Guarantees......................  Each of our restricted subsidiaries that incurs indebtedness will fully and unconditionally guarantee the notes on a senior, unsecured basis. See
                                  "Description of the Notes--Certain Covenants--Future Subsidiary Guarantors."
                                  As of March 3, 2000, only one of our three subsidiaries had incurred indebtedness and therefore guaranteed the notes on a senior, unsecured basis.

Optional Redemption.............  We may redeem some or all of the notes on or after July 15, 2003, at the redemption prices described in this prospectus. In addition, before July 15,
                                  2001, we may redeem up to 35% of the notes with the net proceeds of a public equity offering, at a redemption price equal to 111.75% of the principal amount of the notes, plus accrued and unpaid interest, if at least 65% of the notes originally issued remain outstanding after such redemption. See "Description of the Notes--Optional Redemption."

Change of Control...............  Upon certain change of control events, each holder of notes may require us to repurchase some or all of its notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. See "Description of the
                                  Notes--Change of Control."

Ranking.........................  The notes are senior indebtedness and will rank pari passu with all of our existing and future senior indebtedness and will rank senior to all of our future subordinated obligations, which must be specifically designated as subordinate to

                                  the notes. The notes are unsecured except for the Trustee's security interest in the escrow account for the benefit of the holders of the notes and are therefore effectively subordinated to all of our secured indebtedness. At December 31, 1999, we had $40 million of indebtedness other than the notes all of which is senior indebtedness and all of which was secured. See "Description of the Notes--Ranking."



Restrictive Covenants..........  The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

                                 .  incur additional indebtedness or liens or enter into sale/leaseback transactions;

                                 .  pay dividends or make other distributions;

                                 .  make investments;

                                 .  repurchase equity interests or subordinated obligations;

                                 .  consummate asset sales;

                                 .  enter into transactions with affiliates;

                                 .  engage in any business other than a telecommunications business; and

                                 .  merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

                                 These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the Notes" in this prospectus.


                           Splitrock Services, Inc.

  We were incorporated in Texas on March 5, 1997 and reincorporated in Delaware on May 8, 1998. Our headquarters are located at 9012 New Trails Drive, The Woodlands, Texas 77381. Our telephone number at that location is (281) 465-1200. Our website address is www.splitrock.net. The information contained on our website is not part of this prospectus. The terms "the Company,"
"Splitrock," "we," "our," and "us," as used in this prospectus refer to Splitrock Services, Inc.

                                 RISK FACTORS

  You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price, if any, of our securities could decline, and you may lose all or part of your investment.

  We make many forward-looking statements in this prospectus that are not based on historical facts, but discuss our future expectations. You can identify these statements by our use of forward-looking terms, such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are important factors that may cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including those discussed under this section and elsewhere in this prospectus.


Fluctuations in the price of McLeodUSA Class A common stock may negatively affect our stock price as a result of the merger agreement.

  The merger agreement provides that each share of Splitrock common stock will be converted into the right to receive 0.5437 of a share of McLeodUSA Class A common stock as a result of the merger. Our stock has generally traded at prices proportional to the price of McLeodUSA common stock since January 7, 2000 in anticipation of the merger. Changes in the value of McLeodUSA common stock resulting from operations and market conditions unrelated to Splitrock's business may affect our stock price because of the merger.


Failure to Consummate the Proposed Merger with McLeodUSA May Adversely Effect Our Financial Condition

  While more than a majority of our shareholders have signed agreements obligating them to approve the merger agreement with McLeodUSA, if the transactions contemplated by that agreement are not consummated, we would not realize the actual and perceived benefits of the merger which could have a negative impact on our financial results. We also agreed to pay a termination fee of $68 million in specified circumstances, including where a party other than McLeodUSA acquires or seeks to acquire us. Payment of the termination fee could have an adverse effect on our financial condition. In addition, because our stock price has traded at prices proportional to the stock price of McLeodUSA in anticipation of the merger, the failure to consummate the merger could result in a significant drop in our stock price to the levels at which our stock traded prior to the announcement of the merger agreement. For more information on the proposed merger with McLeodUSA, see our proxy statement included in the Registration Statement on Form S-4 filed by McLeodUSA and incorporated by reference herein.


Our business is difficult to evaluate because we have a limited operating history and implementation of our current business plan is not reflected in our historical financial statements.

  We were incorporated and commenced operations in March 1997. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. In addition, we currently derive substantially all of our revenues from Internet dial access services. We are now significantly expanding our sales and marketing effort and our service offerings with the expectation of broadening our customer base. We are also making a substantial capital investment to acquire exclusive rights to use a fiber optic backbone, and neither the revenues nor the expenses that may be associated with this investment are reflected in our historical financial statements. As a result, not only is our operating history limited, but our historical financial statements do not reflect important elements of our business plan on a going forward basis. The combination of these factors may make evaluation of our business and prospects difficult.

As a participant in a new and rapidly evolving business, we face risks and uncertainties relating to our ability to successfully implement our business plan.

  We have developed a business plan in the context of the rapidly evolving data communications industry that leverages our current service offerings and technical expertise and expands our operations into new service areas. The risks and uncertainties associated with implementing our business plan relate to:

  .  expanding our sales and marketing activities;

     expanding and scaling operations support systems for planned services;

  .  providing services to our customers that are reliable and cost-effective;

  . responding to technological development or service offerings by competitors;

  .  acquiring and integrating our fiber backbone into our network;

  .  increasing awareness of our brand;

  .  identifying and integrating strategic acquisitions and alliances; and

  .  attracting and retaining qualified personnel.

If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially adversely affected.


We have a history of losses and we expect to continue to incur losses in the foreseeable future.

  We have incurred net losses and negative cash flows from operations since our inception and we expect to continue to do so for the foreseeable future. Starting up our company and building our network has required substantial capital and other expenditures. As a result, we reported net losses of approximately $57.8 million and $103.3 million, respectively during the years ended December 31, 1998 and 1999, and incurred negative cash flows from operations of approximately $0.7 million and $88.3 million for the same periods. As of December 31, 1999, we had an accumulated deficit of $171.3 million. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis.


We currently depend on Prodigy for a significant portion of our revenues, and our revenues could decrease significantly if the usage of Prodigy subscribers decreases or if Prodigy ceases to be a customer.

  We currently derive a significant portion of our revenues from Prodigy. Prodigy accounted for 100%, 99% and 85.5% of our revenues for the period from inception through December 31, 1997, and the years ended December 31, 1998, and 1999, respectively. While we expect revenues from Prodigy to decrease as a percentage of our total revenues in future periods, we believe that Prodigy will continue to account for a significant portion of our revenues. The term of our agreement with Prodigy, as amended, was extended to December 31, 2001. Prodigy may also terminate our agreement prior to December 31, 2001 if we fail to meet specified service level objectives or otherwise fail to comply with the agreement. The loss of Prodigy as a customer would have a material adverse effect on our business, financial condition and results of operation.

  Effective January 1, 2000, we will receive a fixed hourly fee from Prodigy based on Prodigy customer usage rather than one calculated from the number of their subscribers we serve. The effect of this change in pricing was to reduce January 2000 revenues from Prodigy by 2.9% compared to what it would have been under the old formula.

  Prodigy operates in a highly competitive environment and competes with a wide range of national, regional and local Internet service providers. A decrease in the number of Prodigy subscribers or their usage would likely result in a corresponding decrease in our revenues under our agreement with Prodigy. Prodigy's loss of these arrangements and relationships or a decrease in the number of enrollments it receives as a result of these marketing channels could adversely affect our results of operations.

  Prodigy's results may be affected by seasonal factors. Historically, the growth in Prodigy subscribers and their total usage has been higher in the first and fourth quarters of the calendar year, in part due to increased marketing efforts and consumer demand during the year-end holiday season. The seasonal nature of Prodigy's business could affect our quarterly revenues.


We may not be able to hire and retain qualified employees.

  Our future success depends on our ability to attract, train, motivate and retain highly skilled employees, especially qualified, competent and motivated sales and marketing staff with contacts and expertise in the communications sector. Competition for employees in the data communications industry, especially sales and marketing personnel, is intense and our business plan depends on hiring a significant number of these individuals. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.


Our quarterly financial results may not be a good indicator of future results and may fluctuate significantly and could result in lower prices for our stock.

  We expect our quarterly revenues, expenses and operating results to fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. As a result, we believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance and it is possible that our operating results may be below the expectations of securities analysts or investors in some future period. If the latter occurs, the trading price of our common stock would likely decline, perhaps significantly. The factors which affect whether our results fluctuate include:

  .  the number and level of usage of Prodigy subscribers;

  .  demand for network and Internet access services;

  . capital expenditures and other costs relating to the construction and installation of our network, including the fiber optic backbone;

  .  delays in the construction of our fiber optic backbone network;

  .  marketing and other expenses aimed at increasing our customer base;

  . pricing changes and the introduction of new products or services by us or our competitors;

  . our ability to obtain sufficient supplies of sole- or limited-source equipment and telecom facilities on a timely basis;

  .  potential adverse regulatory developments;

  . technical difficulties, system downtime, undetected software errors and other problems affecting the Internet generally or the operation of our network;

  . economic conditions specific to the Internet and online media and general economic conditions; and

  .  longer sales cycles for newer service offerings.

  We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we expect. Moreover, in an attempt to enhance our long-term competitive position, we may from time to time make decisions regarding pricing, marketing, services and technology that could have a near-term material adverse effect on our business, financial condition and operating results.


We face intense competition in the data communications services industry.

  The market for data communications, Internet and related services is intensely competitive, quickly evolving and subject to rapid technological change. We anticipate that competition will continue to intensify as the use of data communications and the Internet grows. The tremendous growth and potential size of the market have attracted many new start-ups as well as established businesses from different industries. We believe that our principal competitors are generally classified as network service providers who operate and maintain a national backbone network. Customers of network service providers typically include other Internet service providers, regional Bell operating companies, cable television companies and a variety of network operators entering the internet service provider business. In addition, network service providers may also compete with us by providing retail services such as Internet access, virtual private networks and web hosting services directly to businesses and consumers. We believe our network service provider competitors include UUNet, Cable & Wireless, Sprint, PSINet, GTE Interworking, AT&T and Qwest.

  Some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than we do. Many of our competitors may also have the ability to bundle Internet access and data transmission with basic local and long distance telecommunications services. This bundling of services may have an adverse effect on our ability to compete effectively with them and may result in pricing pressure on us.

  We also believe that new competitors will enter the network services market with new technologies and methods of distribution, including large computer hardware, software and media and other technology and telecommunications companies, resulting in greater competition and pricing pressure as more capacity becomes available. For instance, cable companies, AT&T and Microsoft have announced that they are exploring broadband services for high speed Internet connectivity that will rely on cable modems and economical network upgrades. Other companies have announced plans to provide Internet access via wireless terrestrial and satellite-based technologies. This capacity will be added to that of the U.S. long distance fiber optic networks owned by each of AT&T, MCI WorldCom and Sprint, as well as numerous local networks. Others, including Qwest, IXC Communications and Williams Companies, are deploying additional networks that use advanced technology similar to that of our fiber backbone being constructed by Level 3.

  The increase in the number of competitors in this industry has been accompanied by vertical and horizontal integration and consolidation among competitors. The number of businesses providing Internet-related and network services is growing rapidly. We are aware of other companies, in addition to those named above, that have entered into or are forming joint ventures or consortia to provide services similar to those provided by us. Others may acquire the capabilities necessary to compete with us through acquisitions.

  As a result of the increase in the number of competitors and the vertical and horizontal integration in the industry, we currently encounter and expect to continue to encounter significant pricing pressure and other competition in the future. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise, portfolio of services or marketing and support capabilities to continue to compete successfully.


Increased industry capacity and other factors could lead to lower prices for our services.

  The long distance transmission industry has been characterized by overcapacity and falling prices since shortly after the break-up of AT&T in 1984. We expect that prices for communications services generally will continue to fall over the next several years, primarily due to:

  . recent technological advances that permit large increases in the transmission capacity of both new and existing fiber;

  . strategic alliances or similar transactions, such as purchasing alliances for long distance capacity among local exchange carriers that increase the parties' purchasing power; and

  .  construction of new networks and competing satellite systems.


We face risks associated with entering new lines of business that could cause our results to suffer.

  A key component of our strategy is to acquire fiber optic backbone that increases our capacity to deliver services that require higher bandwidth and to lease some of our fiber optic capacity to other companies. The following risks are inherent in entering this new line of business:

  . a potential decrease in the price for our bandwidth capacity resulting from a significant increase in capacity in the marketplace as networks currently under construction come on line;

  . a lack of financial resources to make the necessary capital expenditures to take full advantage of the bandwidth available to us;

  . unexpected changes in regulatory requirements as a result of combining our old lines of business with the new lines of business;

  .  loss of management and marketing staff focus and attention;

  .  problems reaching our new target market for bandwidth leasing services;

  . failure to integrate the sales and marketing of our new lines of business with our existing services; and

  . inability to compete in the new line of business against established brand names.


We have incurred substantial indebtedness and may not be able to service our debt.

  We have and will continue to have a significant amount of outstanding indebtedness and debt service requirements. At December 31, 1999, our total debt (including current portion of capital lease obligations) was $298.4 million and stockholders' deficit was $45.2 million. Interest on this indebtedness totals approximately $33 million per year. The historical earnings of Splitrock were insufficient to cover its fixed charges for the years ended December 31, 1998 and 1999 by approximately $57.8 million and $103.3 million, respectively. Our debt has important consequences for our company and for you, including the following:

  . our ability to obtain additional financing in the future, whether for working capital, capital expenditures, acquisitions or other purposes, may be impaired;

  . a substantial portion of our cash flow from operations is dedicated to the payment of interest on our debt, which reduces the funds available to us for other purposes;

  . our flexibility in planning for or reacting to changes in market conditions may be limited; and

  .  we may be more vulnerable in the event of a downturn in our business.

     Our ability to meet our debt service obligations will depend on our future operating performance and financial results. This ability will be subject in part to factors beyond our control. Although we believe that our cash flow will be adequate to meet our interest payments, we cannot assure you that we will continue to generate sufficient cash flow in the future to meet our debt service requirements, including payment of interest expense and principal on the notes. If we are unable to generate cash flow in the future sufficient to cover our fixed charges and are unable to borrow sufficient funds from other sources, then we may be required to:

     .  refinance all or a portion of our existing debt;

     . attempt to issue additional equity securities, which may result in dilution of ownership percentages for our existing stockholders; or

     .  sell all or a portion of our assets.

     We cannot assure you that a refinancing or offering of equity securities would be possible. We cannot assure you that any asset sales would be timely or that the proceeds which we could realize from asset sales would be sufficient to meet our debt service requirements. In addition, the terms of our debt securities and fiber agreements restrict our ability to sell or sublease our assets and our use of the proceeds from any asset sale, See "Description of the Notes--Certain Covenants" for more information.

We will need additional capital in the future and additional financing may not be available.

     We currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for the reasonably forseeable future. We cannot assure you that these resources will be adequate to fund anticipated and unanticipated losses, working capital requirements and capital expenditures during this period. We intend to finance additional cash requirements by raising additional funds through the issuance of new securities, vendor financing, bank financing, strategic relationships or some combination of the foregoing. We may also need to raise additional funds in order to:

     . take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

     .  develop new services; or

     .  respond to unanticipated competitive pressures.

     We may also raise additional funds through public or private debt or equity financings if these sources of financing become available on favorable terms. We cannot assure you that the additional financing we will need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new services or otherwise respond to unanticipated competitive pressures. In that case, our business, results of operations and financial condition could be materially adversely affected. Our forecast of the period of time through which our financial resources will be sufficient to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth above.

Restrictions imposed on us as a result of our current indebtedness could adversely affect our ability to raise further capital.

     The terms of our current indebtedness, including the indentures governing the notes, contain financial and operating covenants that limit the discretion of our management. These covenants place significant restrictions on our ability to:

     .  incur additional indebtedness;

     .  create liens or other encumbrances;

     .  make dividend payments and investments;

     .  sell or otherwise dispose of assets; or

     .  merge or consolidate with other companies.

These restrictions could adversely affect our ability to raise further capital. Furthermore, the failure to comply with our current covenants may result in an event of default, which, if not cured or waived, could have a material adverse effect on Splitrock.

     Some of our assets were previously pledged or may be pledged for other obligations and the proceeds from their sale will not be available for payment of our obligations on the notes until the other debts are satisfied.

     The notes are senior obligations of Splitrock ranking pari passu in right of payment with all existing and future senior indebtedness of Splitrock. The notes are unsecured except for the security interest held by the Trustee in an escrow account established for the benefit of holders of the notes. The Indenture will permit Splitrock to incur secured indebtedness. Holders of secured indebtedness of Splitrock will have claims with respect to the assets constituting collateral for that indebtedness that are prior to the claims of holders of notes. In the event of a default on the notes, or a bankruptcy, liquidation or reorganization of Splitrock, assets securing indebtedness other than the notes will be available to satisfy those obligations before any payment from the assets could be made on the notes and the notes will be effectively subordinated to claims of secured creditors of Splitrock to the extent of any pledged collateral. At December 31, 1999, Splitrock had $40 million of secured indebtedness outstanding other than the notes. See " Description of the Notes," "Description of Certain Indebtedness" and Splitrock's historical financial statements and notes thereto included elsewhere in this Prospectus for more information.

     Our cash flow, and therefore our ability to meet payments on the notes may be dependent on the financial results of our subsidiaries and, in the future, the operation of a holding company.

     Splitrock is an operating entity that may conduct more of its business in the future through subsidiaries, including Splitrock Leasing, LLC, through which we lease a significant portion of our capital equipment. After our holding company reorganization, Splitrock Holdings, Inc. will become a holding company entity and our sole stockholder. Our cash flow from operations and consequent ability to service our debt, including the notes, may therefore in the future become in part dependent upon the earnings of our subsidiaries and our holding company and the distribution of those earnings to Splitrock, or upon loans, advances or other payments of funds by any subsidiaries or the holding company to Splitrock. It is not anticipated that our subsidiaries or the holding company will have any obligation, contingent or otherwise, to make funds available to Splitrock for payment of the principal of or interest on the notes, except for any subsidiary that Incurs Indebtedness (as defined in the indenture governing the Notes) which must guarantee Splitrock's obligations under the notes. To date, Splitrock Leasing has become a subsidiary guarantor of the notes, and Splitrock Holdings or Splitrock Merger Sub, should they Incur Indebtedness, will also become subsidiary guarantors. The ability of any subsidiary or the holding company to make payments will be subject to, among other things, the availability of sufficient surplus funds, the terms of such subsidiary's or the holding company's indebtedness and applicable laws. Claims of creditors of any subsidiary or the holding company and holders of preferred stock, if any, of any subsidiary or the holding company will have priority as to the assets of that subsidiary or the holding company over the claims of Splitrock and the holders of Splitrock's indebtedness. Therefore, the notes will be effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of Splitrock's subsidiaries and holding company, including trade payables.

     We may not have the financial resources to repurchase the notes as required when events that constitute a "Change of Control" occur.

     The Indenture governing the notes provides that upon the occurrence of an event that constitutes a "Change of Control" each holder of notes can require Splitrock to repurchase all or any part of the holder's notes at a price in cash equal to 101% of the aggregate principal amount of their notes plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. The Indenture allows Splitrock to incur senior indebtedness. The terms of any senior indebtedness may prohibit the repurchase of the notes by Splitrock in the event of a "Change of Control," unless and until such time as the senior obligation is repaid in full. In that case, Splitrock would need to obtain the consent of the requisite lenders of the senior indebtedness or repay the senior indebtedness in full before repurchasing the notes. Our failure to repurchase the notes would result in a default under the Indenture. The inability to repay any future indebtedness, if accelerated, would also constitute an event of default under the Indenture. There can be no assurance that Splitrock will have the financial resources necessary to repurchase the notes or any other indebtedness upon a "Change of Control" event.

     Consummation of the merger with McLeodUSA will trigger a change in control of Splitrock, as defined in the indenture governing the notes. As a result, each holder of our notes will be able to require us to repurchase some or all of the holder's notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest. See "Description of the Notes - Change of Control."

     The ability of the Trustee to foreclose on the collateral in the escrow account set aside by Splitrock for the benefit of the holders of the notes could be impaired by applicable bankruptcy law.

     The Trustee for the notes has the right under the Indenture governing the notes and a related Escrow and Disbursement Agreement to foreclose upon and sell collateral set aside in an escrow account when an event constituting default on the notes occurs. Applicable bankruptcy law is likely to significantly impair the Trustee's right to do this if a bankruptcy or reorganization case were commenced by or against Splitrock because secured creditors, such as the holders of the notes, are prohibited from foreclosing upon or disposing of a debtor's property without prior bankruptcy court approval once a proceeding has commenced. See "Description of the Notes -- Disbursement of Funds; Escrow Account."

     We may be unable to pay principal or interest on the notes in the event of bankruptcy because federal and state statutes allow courts to further subordinate or void those payments.

     Fraudulent conveyance laws have been enacted for the protection of creditors. A court could further subordinate payments under the notes to our existing or future indebtedness or even void the payments or take other detrimental actions if, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of Splitrock, a court were to find that, at the time Splitrock incurred indebtedness under the notes, that

     . Splitrock incurred such indebtedness with the intent of hindering, delaying or defrauding current or future creditors or

     . Splitrock received less than reasonably equivalent value or fair consideration for incurring such indebtedness and

        .  was insolvent or was rendered insolvent by reason of such incurrence,

        . was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital,

        . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or

        . was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied).

  The measures of insolvency for purposes of these fraudulent transfer laws vary depending upon the law of the jurisdiction which is being applied. Generally, however, a party would be considered to have been insolvent at the time the notes were issued if:

     . the sum of its debts was, at that time, greater than the sum of the value of all of its property at a fair valuation, or

     . the then fair saleable value of its assets was less than the amount that was then required to pay its probable liability on its existing debts as they became absolute and matured; or

     .  it could not pay its debts as they become due.

  There can be no assurance as to what standard a court would apply in order to determine whether Splitrock was insolvent as of the date the notes were issued, whether a court would determine that Splitrock was insolvent on that date, or whether the issuance constituted a fraudulent transfer. Additionally, under federal bankruptcy law or applicable state insolvency law, if bankruptcy or insolvency proceedings were initiated by or against Splitrock within 90 days after any payment by Splitrock with respect to the notes or if Splitrock anticipated becoming insolvent at the time of a payment, all or a portion of the payment could be avoided as a preferential transfer and the Note holder, as recipient of the payment, could be required to return the payment.

Any failure or delays by Level 3 in completing our new fiber optic backbone network could materially and adversely affect our business.

  In April 1999, we entered into an agreement with Level 3 Communications, LLC which gives us the exclusive right to use portions of Level 3's nationwide fiber network for a 20-year period. Our ability to fully implement our present business plan could be adversely affected if Level 3 fails to perform its obligations under this agreement. Level 3 may be delayed or prevented from completing its fiber network and performing its obligations under our agreement due to:

  .  insufficient capital resources;

  .  failure of its suppliers to provide the necessary equipment and services;

  .  regulatory changes affecting its rights of way;

  .  a change in management strategy; or

  .  presently unforeseeable legal, technical or other factors.

  Our business plan assumes that we will use dark fiber strands from Level 3 to deliver our services on the fiber optic portion of our network. If Level 3 does not successfully complete the installation of these dark fiber segments, we may not be able to provide our services or provide them at the level of quality, efficiency and economy assumed in our business plan. While we believe that we could transfer our business to another supplier if Level 3's segments are not available, we may not find an alternate network which would provide comparable technology at a competitive cost. Level 3 has not completed construction of its network segments. Any failure by Level 3 to complete construction of, or deploy and maintain, its dark fiber segments could hurt our business.

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we may be required to notify the Federal Trade Commission of the transactions contemplated by our agreement with Level 3. If this notification is required, we will not be able to consummate the transactions contemplated by the Level 3 agreement until the requirements of the Hart-Scott-Rodino Act have been satisfied and any applicable waiting period has expired or terminated.

Our business plan assumes that we will be able to expand and scale our network infrastructure to accommodate increased volumes of traffic and customers; however, our ability to scale our network by large proportions is unproven.

  Our network currently handles more than approximately 2.5 billion minutes of use per month. However, our ability to scale the network up to meet our expected customer usage levels while maintaining superior performance and integrating and managing the fiber optic backbone is unproven. As the number of our customers grows or as network usage increases, we may need to make additional investments to expand and adapt our network infrastructure and maintain adequate data transmission speeds. Any future expansion and adaptation of our communications and facility infrastructure could require substantial financial, operational, technical and management resources. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and facilities.


Our business depends on the continued growth of the Internet and the demand for data communications services and could suffer if demand declines.

  Our business would be adversely affected if use of the Internet and the data communications industry does not continue to grow or grows more slowly than expected. Factors that may inhibit the continued growth of the Internet and the data communications industry include the following:

  . the ability of the Internet and data networking infrastructure to support the growing demands placed on it;

  .  access costs;

  . the performance and reliability of products and services as the number of users and amount of traffic increases;

  . the ability of businesses to adequately address security and privacy concerns;

  .  the development of legislation or regulation related to the Internet; and

  . the nature and pace of technological changes relating to the Internet and data communications.

In addition, websites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly than expected or decline. This would have an adverse affect on our business.


Our network system could fail resulting in losses and loss of user confidence.

  Our success depends upon our ability to deliver reliable, high-speed access to the Internet and upon the ability and willingness of our telecommunications providers to deliver reliable, high-speed telecommunications service through their networks. Our network, and other networks providing services to us, are vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, excessive, sustained, or peak user demand, and similar events, particularly if these events occur within a high traffic location of the network. We cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network. We carry business personal property insurance to protect us against losses due to property damage and business interruption. This coverage, however, may not be adequate or available to compensate us for all losses that may occur. In any event, significant or prolonged system failures or shutdowns could damage our reputation and result in the loss of customers.

Our network is potentially vulnerable to viruses, break-ins or disruptions.

  Despite our security measures, our network's infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or others. Computer viruses, break-ins or other problems could lead to interruptions, delays or cessation in service to our customers. Furthermore, inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. This could, in turn, deter potential customers and adversely affect our existing customer relationships. Security problems represent an ongoing threat to public and private data networks. The security services that we offer in connection with our customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in these instances, the occurrence of problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business or reputation or on our ability to attract and retain customers for our products. Moreover, until more consumer reliance is placed on security technologies available, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry and our customer base and revenues.

We must keep pace with technological change and evolving industry standards to remain competitive and increase our revenues.

  The market for data communications and Internet access and related services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service introductions. Our future success will depend, in part, on our ability to:

  .  effectively use and develop leading technologies;

  .  continue to develop our technical expertise;

  .  enhance our current services;

  .  develop new services that meet changing customer needs; and

  . respond to emerging industry standards and technological changes in a cost-effective manner.

If our services do not continue to be compatible and interoperable with products and architectures offered by various other members of the industry, our ability to compete could be impaired. We cannot assure you that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

Changes in government regulations could adversely affect our business by increasing costs or imposing limitations on the services we provide.

  To date, we have not been subject to common carrier regulation by the FCC or state public utility commissions, but the growth of Internet telephony and changing technology has led regulators to consider regulating some Internet services. We do not believe that we are subject to this type of regulation. However, if such regulation is applied to us, we could incur substantial regulatory costs, including obligations to contribute directly to federal and state universal service funds. Government entities have also attempted to apply various forms of content regulation to Internet service providers, though in some cases Congress or the courts have made decisions that shielded Internet service providers from liability for the content that they convey. Other legislative and regulatory decisions designed to encourage the development of competition in the provision of telecommunications services could benefit certain of our competitors that are affiliated with facilities-based carriers, and may provide at least a temporary competitive advantage to those companies.

The imposition of taxes on our services could adversely affect our business.

  We are uncertain what additional laws and regulations regarding taxation of our services may be adopted due to the increasing popularity, development and use of data communications facilities and services and the Internet in particular. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. We cannot predict how the activities in our industry will be taxed, and therefore how the costs of supplying our services may be affected, in the future because there is no precedent for many of these activities. The imposition of new taxes, directly or indirectly, on our services could adversely affect our business, financial condition and results of operations depending on their magnitude and our ability to pass on the costs to end-users.

  The services we provide to Prodigy may be subject to sales or use taxes in a number of states. Prodigy has agreed to indemnify us for these taxes if they are due.

We depend on sole- and limited-source suppliers for critical products and services.

  We rely on other companies to supply key components of our network, operations support, and administration infrastructure. These components include critical telecommunications services and networking equipment, which, in the quantities and quality demanded by us, are available only from sole- or limited-sources. We depend on sole- or limited-source suppliers for the following products or services:

  . Fiber Optic Equipment - Nortel supplies us with all of the equipment for our fiber optic backbone.

  . ATM switching products--Lucent Technologies supplies us with all of our ATM switching products.

  . Internet dial access platform--Nortel provides us with our Internet dial access platform.

  .  Routers--Cisco Systems manufactures the routers used in our network.

  .  Servers--We purchase our servers from Sun Microsystems and Compaq.

  With the exception of equipment provided by Nortel, we do not carry significant inventories of these components and have no guaranteed supply arrangements for these components. Our suppliers also sell products to our competitors and may in the future themselves become our competitors. We cannot assure you that our suppliers will not enter into exclusive arrangements with our competitors or stop selling their products or components to us at commercially reasonable prices, or at all. Our inability to obtain sufficient quantities of sole- or limited-source components or to develop alternative sources, if required, could result in delays and increased costs in expanding, and overburdening of, our network infrastructure. Any delay, increased costs or overburdening of our network would have a material adverse effect on our business, financial condition and results of operations.

  We also depend on local and long distance telephone companies to provide telecommunications services to us and our customers. We experience delays from time to time in receiving supplies and telecommunications services from our suppliers. We cannot assure you that we will be able to obtain these supplies or services on the scale, of the quality, and within the time frames required by us at an affordable cost, or at all. Any failure to obtain these services on a sufficient scale, on a timely basis or at an affordable cost would have a material adverse effect on our business, financial condition and results of operations.

We may be subject to legal liability for distributing or publishing content over the Internet which could be costly for us to defend.

  Congress and several states have enacted or are considering measures that would, under some circumstances, impose civil and criminal liability upon Internet service providers, or providers of transmission capacity to Internet service providers, for the transmission or dissemination of information and materials. It is possible that costly claims will be made against us in connection with the nature and content of the materials disseminated through our networks. Currently, several private lawsuits of this sort are pending against other online services companies and Internet access providers. Given the heightened attention this topic has recently received, and will continue to receive if any of the current lawsuits are successful, we might be required to respond by investing substantial resources or discontinuing some of our service offerings. These factors may also cause growth of Internet use to decline. Finally, although we carry general liability insurance, it may not be adequate to compensate us or it may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of liability or asserted liability for information carried on or disseminated through our networks could hurt our business.


We depend on other companies for peering and interconnection arrangements.

  We maintain peering and interconnection arrangements with other network service providers so that we can exchange traffic with them. Recently, companies that previously offered peering have eliminated peering relationships or established new, more restrictive criteria for peering. We are uncertain whether other network service providers will continue peering and interconnection arrangements on acceptable terms or impose settlement charges as a result of an increasingly competitive Internet services industry dominated by a smaller group of national network providers.


The network design and technical expertise that we depend on may be developed or similarly deployed by others.

  Our success and ability to compete is dependent in part upon our technical expertise. We do not have proprietary rights that would prevent our competitors from deploying technologies or independently developing a network design and technical expertise that are substantially equivalent or superior to our own. The construction by our competitors of networks similar to our own may adversely affect our ability to compete effectively.


Third parties may claim we infringe their proprietary rights and these claims could result in increased costs.

  Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future or that those claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making those claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. Such a judgment would have a material adverse effect on our business, financial condition and results of operations. In addition, we are obligated under various agreements to indemnify the other party for claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our business, financial condition and results of operations could be materially adversely affected. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to that intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully acquire other companies, form strategic alliances or successfully integrate any acquisition or alliance.

  If we do not consummate the merger, we will evaluate strategic alliances and acquisitions as they present themselves. Any future strategic alliance or acquisition involves risks commonly encountered in business relationships. We may encounter obstacles while integrating the operations and personnel of the companies and the integration efforts may disrupt our ongoing business. Our management may be unable to successfully incorporate licensed or acquired technology and rights into our service offerings or maintain uniform standards, controls, procedures and policies within the two organizations. Changes in management resulting from an alliance or acquisition could impair relationships with employees and customers. Any international alliance or acquisition would involve the additional risks of doing business abroad, including unexpected changes in the regulatory environments, export controls, tariffs, fluctuations in currency exchange rates and potentially adverse tax consequences. We may not successfully overcome these risks or any other problems encountered in connection with strategic alliances or acquisitions. In addition, we could incur substantial expenses, including the expenses of integrating the parties' businesses in a strategic alliance or after an acquisition, which could, in turn, adversely affect our business, financial condition and results of operations.


Our directors have relationships that could present conflicts of interest.

  Our directors have relationships with other companies that could result in potential conflicts of interest.

  . Since 1991, James M. Nakfoor has served as the Vice President of Securities Trading for Inversora Bursatil, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiero Inbursa, S.A. de C.V., and an affiliate of our second largest stockholder, Carso Global. Carso Global currently controls our largest customer, Prodigy, on whose board Mr. Nakfoor has served since September 1997. Prodigy's President and Chief Executive Officer, Samer Salameh, was a member of our board of directors until April 1999.

  . Mr. Li was Director, Vice Chairman, Chief Technology Officer and owner of 12.4% of the common stock of Yurie, which was one of our principal suppliers until it was sold to Lucent. In connection with the sale of Yurie to Lucent, Linsang has agreed to make the services of Mr. Li available to Lucent to provide technical guidance for both the Lucent AC-120 and Lucent's entire line of other ATM switches. The agreement has a term of three years and terminates on May 29, 2001. Mr. Li is Chief Technical Officer, Carrier Network Division of Lucent and has agreed not to participate in designing, developing, producing, manufacturing or marketing multi-service access equipment other than for Lucent. Mr. Li and members of his family also control Linsang, which is our largest stockholder.

  . Mr. Turner is also a member of the advisory board of our largest stockholder, Linsang, the limited liability company controlled by Mr. Li and members of his family.

  . Mr. Roy A. Wilkens also serves on the board of directors of McLeodUSA, which has agreed to acquire all of our outstanding common stock. McLeodUSA has announced that if the merger is consummated, Mr. Wilkens will become the President and Chief Executive Officer of Data Services Operations of McLeodUSA, which will include Splitrock. Mr. Wilkens did not participate in our board's consideration of the merger agreement.

  As a result of these relationships, there is a potential for conflicts of interest to arise when our directors are faced with a decision that could have different implications for our company and the other companies with which our directors have a relationship. Due to the nature of the potential conflicts of interest presented by these relationships on an ongoing basis, we cannot assure you that the directors involved will act in the best interests of our company and our stockholders.

  Affiliates of ours have engaged in numerous transactions with us in the past. These transactions were not necessarily a result of arms'-length negotiations. We may engage in additional related party transactions in the future and we cannot assure you that these transactions will be on arms'-length terms.

Our existing stockholders will maintain control of us after the offering and have agreed to vote their shares in favor of the holding company reorganization and subsequent McLeodUSA merger.

  Our executive officers and directors and entities affiliated with them, in the aggregate, beneficially own approximately 79.8% of our common stock. These stockholders will continue to be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect our stock price. Some of our executive officers, directors and principal stockholders who collectively own approximately 52.3% of our outstanding common stock, including Kwok Li and William R. Wilson and their affiliates, agreed to vote the shares over which they have voting control in favor of approving the merger agreement. Several of these stockholders who collectively own approximately 50.5% of our outstanding common stock have also entered into stock option agreements with McLeodUSA granting McLeodUSA an option to purchase their Splitrock shares. The option is exercisable in specified circumstances, including where a party other than McLeodUSA acquires or seeks to acquire us. If McLeodUSA exercises the option, it will exercise control over all matters requiring approval by our stockholders.

Future sales of our common stock may negatively affect our stock price.

  We will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

  Our certificate of incorporation and bylaws and the Delaware corporations law contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

There has been no prior public market for our securities other than our common stock and our stock price may experience extreme price and volume fluctuation.

  Splitrock does not intend to list the warrants or the notes on any national securities exchange or to seek approval for quotation through any automated quotation system. The warrants and the notes are also no longer eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages or PORTAL Market. Our common stock has traded on the Nasdaq Stock Market since August 3, 1999. Chase Securities currently makes a market in the warrants and the notes, but it is not obligated to do so and may discontinue that market making at any time. In addition, market making activities are subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, no assurance can be given that an active public or other market will develop for the notes and the warrants, or as to the liquidity of the trading market for such securities. If a trading market does not develop or is not maintained, holders of the warrants, the warrant shares and the notes may experience difficulty reselling their securities or may be unable to sell them at all and thus be required to bear the financial risks of the investment for an indefinite period of time. If a market for the securities develops, it may be discontinued at any time.

  If an active public trading market develops for the warrants or the notes, future trading prices of such securities, as well as our common stock, will depend on many factors, including, among other things, prevailing interest rates, Splitrock's results of operations and the market for similar securities, and such securities may trade at a discount from their initial offering price. Historically, the market for similar securities, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that any market for our securities, if developed, will not be subject to similar disruptions.

     The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of technology companies and Internet-related companies in particular have been especially volatile. This volatility has included rapid and significant increases in the trading prices of Internet companies following initial public offerings to levels that do not bear any reasonable relationship to the operating performance of those companies and large inter-day swings in the trading prices of their securities. These fluctuations may materially affect the trading price of our common stock. We cannot guarantee that you will be able to sell your warrant shares at or above the current public market price.

     In the past, stockholders have often instituted securities class action litigation following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and the diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The reliability of market data included in this prospectus is uncertain.

     Since we are a new company and operate in a new and rapidly changing market, we have included market data from industry publications, including reports produced by Forrester Research, Inc. and International Data Corporation. The reliability of these data cannot be assured. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data. We also have not sought the consent of any of these organizations to refer to their reports in this prospectus.

                                USE OF PROCEEDS

     We will receive proceeds of $0.02 per share issued upon the cash exercise of any warrant. Assuming that all of the warrants are exercised for cash, we will realize net proceeds of approximately $14,591. We intend to use the net proceeds from this offering for working capital and other corporate purposes. We will not receive any proceeds from:

     .    the cashless exercise of any warrant;

     . the transfer of warrant shares by the warrant agent, as custodian, to the warrant holders;

     .    the sale of any warrants or notes by selling securityholders. or

     .    the subsequent resale of the warrant shares by our stockholders.

                                SELLING HOLDERS

     As of February 29, 2000, 138,980 warrants remained outstanding, and a total of 792,235 shares of Splitrock common stock would be beneficially owned by the selling stockholders and offered hereby, assuming that all of the warrants were exercised. The following tables set forth information about the selling holders as of February 29, 2000 that we obtained from the selling holders. The figures in the last column assume that all of the warrants have been properly exercised for cash. Other than Linsang, a company controlled by Kwok Li, which together with Mr. Li, a founder and Chairman of the Board of Splitrock, owns approximately 46.2% of the Company's outstanding shares, none of the selling holders has or since our inception has had any position, office or other material relationship with Splitrock or any of its affiliates. Under the warrant agreement, Splitrock must, before any merger, issue the warrant shares underlying the remaining outstanding warrants to the warrant agent, as custodian for the account of the warrant holders. See "Description of the Warrants." After the warrant shares are issued to the warrant agent, as custodian, for the account of the warrant holders, the warrant agent (Harris Trust) shall become a selling holder for purposes of this registration statement and may offer hereby up to 792,235 shares of Splitrock common stock to the warrant holders upon exercise of the warrants.

                                                                                                 Number of Shares
                                                                        Number of Warrants       of Common Stock
                                                                        Beneficially Owned      Beneficially Owned
                           Selling Holder                               and Offered Hereby      and Offered Hereby
-------------------------------------------------------------------     ------------------      ------------------
Merrill Lynch Corporate High Yield Fund II, Inc.....................              1,250                   7,125
Merrill Lynch Corporate High Yield Fund III, Inc....................              5,250                  29,927
Merrill Lynch Corporate High Yield Fund, Inc........................              3,500                  19,951
Merrill Lynch Corporate Bond Fund, Inc. High Inc. Portfolio.........              7,000                  39,902
Prudential Series Fund, Inc. High Yield Bond Portfolio                            1,750                   9,976
Debt Strategies Fund II, Inc.                                                     3,000                  17,101
Debt Strategies Fund III, Inc.                                                    3,000                  17,101
Luthern Brotherhood High Yield Fund                                               3,200                  18,241
LB Series Fund, Inc. High Yield Portfolio (RF03)                                  4,800                  27,362
Linsang Partners L.L.C..............................................             11,000                  62,704
Other Selling Holders(1)............................................             95,230                 249,390
                                                                               --------                 -------
     Totals.........................................................            138,980                 792,235
                                                                               ========                 =======

(1) The number of shares offered hereby by the remaining unidentified holders represent less than 1% of the total number of shares of common stock outstanding as of February 29, 2000.

                                  Principal Amount of Notes
                                  -------------------------
       Selling Holder                 Beneficially Owned
       --------------                 ------------------
                                      and Offered Hereby
                                      ------------------
Linsang Partners LLC.............         $11,000,000

     The warrants offered hereby were originally issued by us and sold by Chase Securities in a transaction, with respect to 250,000 warrants, exempt from the registration requirements of the Securities Act to persons reasonably believed by Chase Securities to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) and, with respect to 11,000 warrants, in a private offering to Linsang, an affiliate of Splitrock. The selling holders may from time to time offer and sell pursuant to this prospectus any or all of the warrants and the warrant shares issued upon exercise of such warrants.

     The notes offered hereby were received by Linsang in a private exchange between us and Linsang for notes substantially identical in form and terms to the notes originally issued by us and sold by Chase Securities in a private offering to Linsang. Linsang, as a selling holder, may from time to time offer and sell pursuant to this prospectus any or all of the notes.

     Information concerning the selling holders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary. The per share exercise price and the number of shares issuable upon exercise of the warrants is subject to adjustment upwards or downwards in certain circumstances. See "Description of the Warrants -- Adjustments." Moreover, because the selling holders may offer all or some of the notes, the warrants or the warrant shares issuable upon exercise of the warrants, no estimate can be given as to the amount of the notes, warrants or warrant shares that will be held by the selling holders upon the termination of any such sales. In addition, the selling holders identified above may have sold or otherwise transferred, in transactions exempt from the registration requirements of the Securities Act, all or a portion of the warrants, the warrant shares or the notes since the date with respect to which the information in the preceding table is presented. See "Plan of Distribution."

     The Company is paying the expenses of the registration of the securities being offered by this prospectus.

                              PLAN OF DISTRIBUTION

     The warrants, the warrant shares and the notes offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These securities may be sold by one or more of the following methods:

     . a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell such securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     . an exchange distribution in accordance with the rules of such exchange;

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     . direct transactions between a selling holder and a purchaser without a broker or dealer; or

     .    through the writing of options.

     Upon being notified by a selling holder that any material arrangement has been entered into with a broker-dealer for the sale of warrants, warrant shares or notes through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     . the names of each selling holder and of the participating broker-dealer(s);

     .    the number of securities involved;

     .    the price at which such securities were sold;

     . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     . that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     .    other facts material to the transaction.

     In addition, upon being notified by a selling holder that a donee or pledgee intends to sell more than 50 warrants or 500 warrant shares, we shall file a supplement to this prospectus. Such prospectus supplement and, if required, post-effective amendment to the Registration Statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the warrants, warrant shares and notes. In addition, any securities covered by this prospectus may be sold in private transactions or, if qualified for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus.

     To the knowledge of Splitrock, there are currently no plans, arrangements or understandings between any selling holders and any broker, dealer, agent or underwriter regarding the sale of the warrants, the warrant shares or the notes by the selling holders. There is no assurance that any selling holder will sell any or all of such securities held by such holder or that any selling holder will not otherwise transfer, devise or gift such securities by other means not described herein.

     The selling holders and any broker-dealers that act in connection with the sale of the warrants, the warrant shares and the notes might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the warrants, the warrant shares and the notes sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The Company has agreed to indemnify each selling holder against certain liabilities, including liabilities arising under the Securities Act. The selling holders may request to have Splitrock indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the warrants, the warrant shares and the notes against certain liabilities, including liabilities arising under the Securities Act. Because selling holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling holders will be subject to the prospectus delivery requirements of the Securities Act.

     Prior to the merger, Splitrock will issue the warrant shares to Harris Trust, as warrant agent, in exchange for the aggregate exercise price of the remaining warrants. The warrant agent will hold the warrant shares as custodian for the account of the warrant holders. Splitrock has agreed to indemnify the warrant agent against certain liabilities, including those that could arise under the Securities Act and the Exchange Act, in connection with this custody arrangement. For more information, see "Description of Warrants."

     The selling holders and any other person participating in the distribution contemplated in this prospectus will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which may limit the timing of purchase and sales of any of the warrants, the warrant shares or the notes by the selling holders and any other such person. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the warrants, warrant shares or notes to engage in market-making activities with respect to the warrants, warrant shares and notes being distributed for a period of up to five business days before commencement of such distribution. All of the foregoing may effect the marketability of the warrants, the warrant shares and the notes.

                          DESCRIPTION OF THE WARRANTS

     The warrants were issued pursuant to a Warrant Agreement, dated July 24, 1998, as amended on February 24, 2000, between Splitrock and Harris Trust Company of New York (formerly Bank of Montreal Trust Company), as warrant agent. The following summary of certain provisions of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement, including the definitions therein of certain terms. Capitalized terms in this "Description of the Warrants" not defined in this prospectus have the meanings assigned to them in the Warrant Agreement. For more information about the form of the warrants, see
"Description of the Notes Book Entry, Delivery and Form" and "-- Certificated Securities."

General

     Each warrant, when exercised, will entitle the holder to purchase approximately 5.7 shares of common stock from Splitrock at an exercise price of $0.02 per share. The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment. For more information, see "-- Adjustments" below. The warrants initially entitled the holders to acquire, in the aggregate, 1,487,791 shares of our common stock. As of March 19, 2000 only 138,980 warrants remained outstanding, entitling their holders to receive an aggregate of 792,235 shares of common stock upon exercise.

     As a result of a supplemental warrant agreement executed on February 24, 2000, Splitrock must, prior to any merger, issue the warrant shares underlying the remaining outstanding warrants to the warrant agent to hold in custody for the warrant holders and may do so, at its election, any time earlier. The warrant agent will pay Splitrock a fee upon the issuance of the shares and Splitrock will eliminate the exercise price to be paid by the warrant holders when they exercise. Warrant holders will continue to exercise their warrants by completing and sending the proper forms to the warrant agent in order to release their warrant shares from the warrant agent's custody.

     The warrants became exercisable on July 26, 1999; however, the holders of warrants will be able to exercise their warrants only if the Registration Statement of which this prospectus is a part relating to the common stock underlying the warrants is effective or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. Unless earlier exercised, the warrants will expire on the Expiration Date of July 15, 2008. Splitrock will give notice of expiration not less than 90 nor more than 120 days before the Expiration Date to the registered holders of the then outstanding warrants. If Splitrock fails to give such notice, the warrants will nevertheless expire and become void on the Expiration Date. If Splitrock elects to issue the warrant shares to the custody of the warrant agent, the warrant agent will return any warrant shares not yet transferred to holders upon the Expiration Date to Splitrock to be transferred to the holders who failed to exercise their warrants.

     At our option, fractional shares of common stock may not be issued upon exercise of the warrants. If any fraction of a share of common stock would, except for the foregoing provision, be issuable upon the exercise of any such warrant (or specified portion thereof), we will pay an amount in cash equal to the Current Market Value per share of common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole cent.

     Certificates for warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

     In the event a bankruptcy, reorganization or similar proceeding is commenced by or against Splitrock, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Splitrock with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy, reorganization or similar proceeding.

Certain Terms

Exercise

     In order to exercise all or any of the warrants, the holder thereof is required to surrender to the warrant agent the related warrant certificate and, if prior to Splitrock's issuance of the warrant shares to the warrant agent as custodian for the holders, to pay in full the exercise price for each share of common stock or other securities issuable upon exercise of such warrants. If Splitrock elects to issue the warrant shares to the warrant agent, then the holders need not remit an exercise price. The exercise price may be paid (i) in cash or by certified or official bank check or by wire transfer to an account designated by Splitrock for such purpose or (ii) without the payment of cash, by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of such warrant equal to the product of (a) the number of shares of common stock for which such warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (b) the Cashless Exercise Ratio. This second method is a "Cashless Exercise". The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Value per share of common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the Current Market Value per share of the common stock on the exercise date. Upon surrender of a warrant certificate representing more than one warrant in connection with the holder's option to elect a Cashless Exercise, the number of shares of common stock deliverable upon a Cashless Exercise shall be equal to the number of shares of common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a Cashless Exercise multiplied by the Cashless Exercise Ratio. All provisions of the Warrant Agreement shall be applicable with respect to a surrender of a warrant certificate pursuant to a Cashless Exercise for less than the full number of warrants represented thereby.

Rights as Stockholders

     Before Splitrock issues the warrant shares into custody, the holders of unexercised warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as stockholders of Splitrock in respect of any stockholders' meeting for the election of directors of Splitrock or any other purpose, or to exercise any other rights whatsoever as stockholders of Splitrock. After Splitrock issues the warrant shares to the warrant agent, the holders of unexercised warrants will be entitled to instruct the warrant agent how to vote the warrant shares underlying their warrants in any meeting of stockholders and will continue to benefit from the anti-dilution protections in the warrant agreement until the time they exercise their warrants. The holders will also be entitled to receive directly from Splitrock any dividends or distributions paid directly to holders of our common stock and notice of any stockholders' meeting with a record date on or after the date of issuance of the warrant shares.

Mergers, Consolidations, etc.

     If Splitrock consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person, each warrant thereafter will entitle the holder thereof to receive upon exercise thereof, per share of common stock for which such warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of common stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) Splitrock consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of common stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of Splitrock, then the holders of the warrants will be entitled to receive distributions on an equal basis with the holders of common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately prior to such event, less the exercise price. Upon receipt of such payment, if any, the warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of Splitrock, Splitrock, must deposit promptly with the warrant agent the funds, if any, required to pay the holders of the warrants. After such funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such warrants.

     As a result of the merger, each warrant to receive shares of Splitrock common stock would become a right to receive a number of shares of McLeodUSA Class A common stock equal to the number of Splitrock shares underlying the Splitrock warrant multiplied by 0.5347. Once Splitrock has issued the warrant shares to the warrant agent to hold in custody for the benefit of the warrant holders, after the merger, McLeodUSA will issue a number of shares of McLeodUSA Class A common stock equal to the number of shares underlying the warrants as a result of the merger to the warrant agent to hold in custody for the benefit of the warrant holders. McLeodUSA has agreed to use its reasonable best efforts to cause its Class A common stock subject to the warrants as a result of the merger to be registered under the Securities Act in accordance with the terms of the Warrant Agreement. McLeodUSA has also agreed to use its reasonable best efforts to cause the effectiveness of the registration statement registering these shares to be maintained in accordance with the terms of the Warrant Agreement for as long as warrants remain outstanding. See "Recent Developments."

Adjustments

     The number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be subject to adjustment in certain events including: (i) the payment by us of certain dividends (or other distributions) on our common stock including dividends or distributions payable in shares of common stock or other shares of our capital stock, (ii) subdivisions, combinations and certain reclassifications to the common stock, (iii) the issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for shares of common stock, or of securities convertible into or exchangeable or exercisable for shares of common stock, for a consideration per share which is less than the Current Market Value per share of the common stock, (iv) the issuance of shares of common stock for a consideration per share which is less than the Current Market Value per share of the common stock, and
(v) the distribution to all holders of the common stock of any of our assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in the foregoing clause (iii) and cash dividends and other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend). No adjustment to the number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be required in certain events including: (i) the issuance of shares of common stock in bona fide public offerings that are underwritten or in which a placement agent is retained by us, (ii) the issuance of shares of common stock (including upon exercise of options) pursuant to the terms of and in order to give effect to the 1997 Incentive Share Plan and (iii) the issuance of shares of common stock in connection with acquisitions other than to affiliates of Splitrock.

     In the event of a distribution to holders of common stock which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. For more information, see "Certain Federal Income Tax Considerations".

     No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent in the exercise price; provided, however, that any adjustment which is not made as a result oft his paragraph will be carried forward and taken into account in any subsequent adjustment.

Amendment

     From time to time, Splitrock and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that has an adverse effect on the interests of the holders of the warrants shall require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected shall be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

Registration Rights

     Registration of warrants. The Company is required under the Warrant Agreement to file a shelf registration statement under the Securities Act covering the resale of the warrants by the holders thereof (the "Warrant Shelf Registration Statement") within 45 days after the Issue Date and to use its best efforts to cause the Warrant Shelf Registration Statement to be declared effective under the Securities Act within 105 days after the date of original issuance of the warrants and to remain effective until the earliest of (i) such time as all of the warrants have been sold thereunder, (ii) two years after its effective date and (iii) such time as the warrants can be sold without restriction under the Securities Act. This prospectus constitutes a part of the Warrant Shelf Registration Statement that we filed.

     Each holder of warrants that sells such warrants pursuant to the Warrant Shelf Registration Statement is required to be named as a selling security holder in the prospectus and to deliver the prospectus to the purchaser, is subject to certain of the civil liability provisions under the Securities Act in connection with such sales and is bound by certain provisions of the Warrant Agreement which are applicable to such holder (including certain indemnification obligations). In addition, each holder of warrants is required to deliver information to be used in connection with the Warrant Shelf Registration Statement in order to have its warrants included in the Warrant Shelf Registration Statement.

     Registration of Underlying Common Stock. The Company is required under the Warrant Agreement to file a shelf registration statement under the Securities Act covering the issuance of shares of common stock to the holders of the warrants upon exercise of the warrants by the holders thereof (the "Common
Shelf Registration Statement") and to use its best efforts to cause the Common Shelf Registration Statement to be declared effective on or before 365 days after the Issue Date and to remain effective until the earlier of (i) such time as all warrants have been exercised and (ii) the Expiration Date. The Common Shelf Registration Statement and the Warrant Shelf Registration Statement have been filed by the Company as a single registration statement (the "Shelf Registration Statement"), of which this prospectus constitutes a part.

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

     During any consecutive 365-day period, the Company shall be entitled to suspend the availability of the Shelf Registration Statement for up to two 45 consecutive-day periods (except for the 45 consecutive-day period immediately prior to the Expiration Date) if our board of directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the warrants and the notes; provided, however, that in no event shall we be required to disclose the business purpose for such suspension if we determine in good faith that such business purpose must remain confidential. There can be no assurance that we will be able to keep a registration statement continuously effective until all of the warrants have been exercised or have expired.

Certain Definitions

     The Warrant Agreement contains, among others, the following definitions:

     "Current Market Value" per share of common stock or any other security at any date means (i) if the security is not registered under the Exchange Act, (a) the value of the security, determined in good faith by our board of directors and certified in a board resolution, based on the most recently completed arm's-length transaction between Splitrock and a Person other than an Affiliate of Splitrock, the closing of which shall have occurred on such date or within the six-month period preceding such date, or (b) if no such transaction shall have occurred on such date or within such six-month period ,the value of the security as determined by a nationally recognized investment banking firm or (ii) if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each Business Day during the period commencing 15 Business Days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive Business Days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the Business Days before such date for which daily closing bid prices are available; provided, however, that if the closing bid price is not determinable for at least ten Business Days in such period, the "Current Market Value" of the security shall be determined as if the security were not registered under the Exchange Act.

     "Issue Date" means July 24, 1998.

     "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

                            DESCRIPTION OF THE NOTES

General

     The notes were issued under an indenture dated as of July 24, 1998, between Splitrock and Bank of Montreal Trust Company, as trustee, a copy of which has been filed as an exhibit to the Registration Statement. We refer to the indenture, as supplemented from time to time, as the "Indenture." The notes and all other 11 3/4% Series B Senior notes due 2008 issued by Splitrock are deemed the same class of notes under the Indenture and are entitled to the benefits thereof. Whenever particular sections or defined terms of the Indenture not otherwise defined herein are referred to, such sections or defined terms are incorporated herein by reference.

     The following summary of certain provisions of the Indenture, the notes and the Escrow and Disbursement Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended, and the Escrow and Disbursement Agreement. Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "-- Certain Definitions."

     The Indenture provides for the issuance of up to $50.0 million aggregate principal amount of additional notes having identical terms and conditions to the notes offered hereby and the notes issued in the Exchange Offer, subject to compliance with the covenants contained in the Indenture. Any additional notes will be part of the same issue as the notes offered hereby and the notes issued in the Exchange Offer and will vote on all matters with the notes offered hereby and the notes issued in the Exchange Offer.

     Principal of, premium, if any, and interest on the notes is payable, and the notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at 88 Pine Street, 19th Floor, New York, New York 10005), except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the notes at their registered addresses.

     The notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Recent Amendments to the Indenture

     On November 22, 1999, Splitrock received consents from note holders representing a majority of the outstanding principal amount of the notes to amend the Indenture. Specifically, it amended the definition of "Purchase Money Indebtedness" by eliminating the requirement that this indebtedness be solely with recourse to the assets acquired, so that a lender of Purchase Money Indebtedness need not forego any unsecured claim it would otherwise have against Splitrock. The requirement effectively precluded capital lease arrangements or other full recourse vendor financing arrangements from qualifying as Purchase Money Indebtedness under the Indenture. The amendment did not affect either of the other two of requirements for Purchase Money Indebtedness - i.e., the Lien securing the Purchase Money Indebtedness will not extend beyond the acquired assets, and the amount of indebtedness will not be increased.

     On December 22, 1999, Splitrock's subsidiary, Splitrock Leasing LLC, executed a supplemental indenture to become a subsidiary guarantor of the notes. Splitrock Holdings, Inc. and Splitrock Merger Sub, Inc. will also execute similar supplemental indentures to become subsidiary guarantors in the event that they Incur Indebtedness (as defined in the Indenture).

Terms of the Notes

     The notes are senior obligations of the Company and will mature on July 15, 2008. Each note will bear interest at a rate per annum shown on the front cover of this prospectus from July 24, 1998, or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on the January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing January 15, 1999. Interest payments on the notes were paid on January 15, 1999, July 15, 1999 and January 15, 2000.

Disbursement of Funds; Escrow Account

     As of March 1, 2000 approximately $15.1 million in temporary cash investments, remained of the original $56.8 million we deposited with an escrow agent that, together with the interest received thereon, is sufficient to pay the semi-annual interest payment on the notes due July 15, 2000. Such amounts are deposited in an escrow account held by the Escrow Agent for the benefit of the Trustee under the Indenture in accordance with the Escrow and Disbursement Agreement. The Company entered into the Escrow and Disbursement Agreement, which provides, among other things, that funds maybe disbursed from the Escrow Account only to pay interest on the notes (or, if a portion of the notes has been retired by us, funds representing the interest payment on the retired notes may be paid to Splitrock). Funds were disbursed to make interest payments on January 15, 2000 and January 15, and July 15, 1999. Pending such disbursement, we will cause all funds contained in the Escrow Account to be invested in temporary cash investments. Interest earned on these temporary cash investments will be added to the Escrow Account.

     Under the Escrow and Disbursement Agreement, Splitrock will grant to the Trustee, for the benefit of the holders, a first priority and exclusive security interest in the Escrow Account. We refer to that interest as the "Escrow Collateral". The Escrow and Disbursement Agreement will provide that the Trustee may foreclose on the Escrow Collateral upon acceleration of the maturity of the notes. Under the terms of the Indenture, the proceeds of the Escrow Collateral will be applied, first, to amounts owing to the Escrow Agent in respect of fees and expenses of the Escrow Agent, and second, to the obligations of Splitrock to the holders under the notes and the Indenture. The ability of holders to realize upon the Escrow Collateral may be subject to certain bankruptcy law limitations in the event of the bankruptcy of Splitrock.

     Upon payment in full of the first four scheduled semi-annual payments on the notes, if no Default or Event of Default has occurred and is continuing, the Escrow Collateral, if any, then remaining will be released to Splitrock.

Optional Redemption

     Except as set forth in the following paragraph, the notes will not be redeemable at our option prior to July 15, 2003. On or after such date, the notes will be redeemable at our option, in whole or in part, on not less than 30 nor more than 60 days prior notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest and liquidated damages (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on July 15 of the years set forth below:

          Year                                        Redemption Price
          ----                                        ----------------
          2003.............................                105.875%
          2004.............................                103.917%
          2005.............................                101.958%
          2006 and thereafter..............                100.000%

     In addition, at any time and from time to time prior to July 15, 2001, Splitrock may redeem up to a maximum of 35% of the original aggregate principal amount of the notes (calculated giving effect to the notes issued in the Exchange Offering and any issuance of additional notes) with the Net Cash Proceeds of one or more Equity Offerings by Splitrock, at a redemption price equal to 111.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the notes remains outstanding immediately after each such redemption (calculated giving effect to the notes issued in the Exchange Offering and any issuance of additional notes). Any such redemption shall be made within 60 days of such Equity Offering upon not less than 30 nor more than 60 days notice mailed to each holder of notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Selection

     In the case of any partial redemption, selection of the notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Ranking

     The indebtedness evidenced by the notes will be unsecured Senior Indebtedness of Splitrock, will rank pari passu in right of payment with all our existing and future Senior Indebtedness and will be senior in right of payment to all our existing and future Subordinated Obligations, which must be specifically designated as subordinate to the notes. The notes will also be effectively subordinated to any Secured Indebtedness of Splitrock and its subsidiaries to the extent of the value of the assets securing such Indebtedness.

  At December 31, 1999, Splitrock had $40 million of Indebtedness other than the notes all of which is senior indebtedness and all of which is secured. We currently have three Subsidiaries, only one of which has Incurred Indebtedness and become a subsidiary guarantor. The others will become subsidiary guarantors in the event they Incur Indebtedness.

  Although the Indenture contains limitations on the amount of additional Indebtedness that we may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. For more information see ''-- Certain Covenants -- Limitation on Indebtedness.''


Change of Control

  Upon the occurrence of any of the following events, each a ''Change of Control'', each holder will have the right to require us to repurchase all or any part of such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that notwithstanding the occurrence of a Change of Control, we shall not be obligated to repurchase the notes pursuant thereto if it has exercised its right to redeem all the notes under the terms of the section titled ''Optional Redemption'':

  (1) prior to our first public offering of common stock, the Permitted Holders cease to be the ''beneficial owner'' (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of Splitrock, whether as a result of issuance of securities of Splitrock, any merger, consolidation, liquidation or dissolution of Splitrock, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (1) and clause (2) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of an entity (the ''specified entity'') held by any other entity (the ''parent entity'') so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity);

  (2) on the date of or after our first public offering of common stock referred in clause (1):

      (a) any ''person'' (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (1) above, except that for purposes of this clause (2) such person shall be deemed to have ''beneficial ownership'' of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of Splitrock, and

      (b) the Permitted Holders ''beneficially own'' (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of Splitrock than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our board of directors (for the purposes of this clause (2), such other person shall be deemed to beneficially own any Voting Stock of a specified entity held by a parent entity, if such other person is the beneficial owner (as defined in this clause (2)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent entity and the Permitted Holders ''beneficially own'' (as defined in clause (1) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent entity and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

  (3) during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of Splitrock was approved by a vote of 66 2/3% of the directors of Splitrock then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

  (4) the adoption of a plan relating to the liquidation or dissolution of Splitrock; or

  (5) the merger or consolidation of Splitrock with or into another Person or the merger of another Person with or into Splitrock, or the sale of all or substantially all the assets of Splitrock to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of Splitrock that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of Splitrock are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person or transferee that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or transferee.

  Within 30 days following any Change of Control, we shall mail a notice to each holder with a copy to the Trustee (the ''Change of Control Offer'') stating:

  . that a Change of Control has occurred and that such holder has the right to require us to purchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

  . the circumstances and relevant facts and financial information regarding such Change of Control;

  . the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  . the instructions determined by us, consistent with this covenant, that a holder must follow in order to have its notes purchased.

  We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

  We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this paragraph by virtue thereof.

  The Change of Control purchase feature is a result of negotiations between Splitrock and Chase Securities, the Initial Purchaser. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on the ability of Splitrock to incur additional Indebtedness are contained in the covenants described under ''Certain Covenants -- Limitation on Indebtedness'', ''Certain Covenants -- Limitation on Liens'' and ''Certain Covenants -- Limitation on Sale/Leaseback Transactions''. Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

  Our future Senior Indebtedness may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on Splitrock. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

  Consummation of the merger will trigger a change in control of Splitrock. McLeodUSA has agreed that it will cause us to comply with the provisions in the Indenture relating to a Change in Control Offer if the merger is completed.

Certain Covenants

  The following restrictions apply to the notes:

  Limitation on Indebtedness. (a) We will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that we may Incur Indebtedness if on the date of such Incurrence and after giving effect thereto the Debt to Annualized Operating Cash Flow Ratio would be less than or equal to 6.0:1.0 if such Indebtedness is Incurred prior to July 15, 2001 and less than or equal to 5.5:1.0 if such Indebtedness is Incurred on or after such date.

  (b) Notwithstanding the foregoing paragraph, Splitrock and its Restricted Subsidiaries may Incur the following Indebtedness:

  (1) Bank Indebtedness in an aggregate principal amount not to exceed $75.0 million less the aggregate amount of all repayments of principal applied to permanently reduce any such Indebtedness;

  (2) Indebtedness of Splitrock owed to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by Splitrock or any Wholly Owned Subsidiary; provided, however, that

       . any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to Splitrock or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof and

       . if Splitrock is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

  (3)  Indebtedness:

       .  represented by the notes (not including any additional notes),

       . outstanding on the Closing Date (other than the Indebtedness described in clauses (1) and (2) above),

       . consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (3) (including Indebtedness Refinancing) or the foregoing paragraph (a),

       .  consisting of Guarantees of any Indebtedness permitted under clauses
          (1) and (2) of this paragraph (b) and

       .  consisting of any Guarantees of the notes;

  (4) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by us (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of or was otherwise acquired by
       us); provided, however, that on the date that such Restricted Subsidiary is acquired by us, we would have been able to Incur $1.00 of additional Indebtedness pursuant to the foregoing paragraph (a) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (4);and refinancing Indebtedness Incurred by a Restricted Subsidiary in respect of Indebtedness Incurred by such Restricted Subsidiary pursuant to this clause (4);

  (5)  Indebtedness

       . in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by the Company and the Restricted Subsidiaries in the ordinary course of their business, and

       . under Hedging Obligations entered into for bona fide hedging purposes of the Company in the ordinary course of business; provided, however, that such Hedging Obligations do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

  (6) Purchase Money Indebtedness, provided that the amount of such Purchase Money Indebtedness does not exceed the lesser of (a) the Fair Market Value of or (b) the cost of the construction, installation, acquisition, lease, development or improvement of, the applicable Telecommunications Assets;

  (7)  Contribution Indebtedness; or

  (8) Indebtedness (other than Indebtedness permitted to be Incurred pursuant to the foregoing paragraph (a) or any other clause of this paragraph (b)) in an aggregate principal amount on the date of Incurrence that, when added to all other Indebtedness Incurred pursuant to this clause (8) and then outstanding, shall not exceed $40.0 million.

  (c) Notwithstanding the foregoing, we may not Incur any Indebtedness pursuant to paragraph (b) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations.

  (d) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that we or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies. For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant, (i) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness and (ii) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, Splitrock, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses. Once so classified, such Indebtedness shall retain such classification until repaid.

  Limitation on Restricted Payments. a) Splitrock will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

  (1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving Splitrock) or similar payment to the direct or indirect holders of its Capital Stock except dividends or distributions payable solely in its Capital

       Stock (other than Disqualified Stock) and except dividends or distributions payable to Splitrock or another Restricted Subsidiary (and, if such Restricted Subsidiary has stockholders other than Splitrock or other Restricted Subsidiaries, to its other stockholders on a pro rata basis);

  (2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of Splitrock or any Restricted Subsidiary held by Persons other than Splitrock or another Restricted Subsidiary;

  (3) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or

  (4)  make any Investment (other than a Permitted Investment) in any Person

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if at the time Splitrock or such Restricted Subsidiary makes such Restricted Payment:

  (1) a Default will have occurred and be continuing (or would result therefrom);

  (2) Splitrock could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under ''-- Limitation on Indebtedness''; or

  (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by our board of directors, whose determination will be conclusive and evidenced by a resolution of our board of directors) declared or made subsequent to the Closing Date would exceed the sum of:

       (A) (i) 100% of Consolidated Operating Cash Flow accrued during the period(treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Operating Cash Flow during such period is a deficit, minus 100% of such deficit), minus (ii)150% of Consolidated Interest Expense accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Closing Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment; plus,

       (B) the aggregate Net Cash Proceeds received by us from the issue or sale of our Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to (x) a Subsidiary of Splitrock or (y) an employee stock ownership plan or other trust established by Splitrock or any of its Subsidiaries); plus,

       (C) the amount by which Indebtedness of Splitrock or its Restricted Subsidiaries is reduced on Splitrock's balance sheet upon the conversion or exchange (other than by a Subsidiary of Splitrock) subsequent to the Closing Date of any Indebtedness of Splitrock or its Restricted Subsidiaries issued after the Closing Date which is convertible or exchangeable for Capital Stock (other than Disqualified Stock)of Splitrock (less the amount of any cash or the fair market value of other property distributed by Splitrock or any Restricted Subsidiary upon such conversion or exchange); plus

       (D) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans or advances or other transfers of assets to Splitrock or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of ''Investment'') not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments

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

           previously made by Splitrock or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; and less,

       (E) the aggregate principal amount of any outstanding Contribution Indebtedness or, if less, the Cash Contribution Amount.

  (b) The provisions of the foregoing paragraph (a) will not prohibit:

  (1) any purchase, repurchase, retirement or other acquisition or retirement for value of Capital Stock of Splitrock made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Splitrock (oher than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Splitrock or an employee stock ownership plan or other trust established by Splitrock or any of its Subsidiaries); provided, however, that such purchase, repurchase, retirement or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

  (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Splitrock made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of Splitrock that is permitted to be Incurred pursuant to paragraph (b) of the covenant described under ''-- Limitation on Indebtedness'' or Capital Stock of Splitrock (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Splitrock or an employee stock ownership plan or other trust established by Splitrock or any of its Subsidiaries); provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

  (3) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under ''-- Limitation on Sales of Assets and Subsidiary Stock''; provided, however, that such purchase or redemption will in the calculation of the amount of Restricted Payments;

  (4) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments; or

  (5) the repurchase or other acquisition of shares of, or options to purchase shares of, common stock of Splitrock or any of its Subsidiaries from employees, former employees, directors or former directors of Splitrock or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by our board of directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases shall not exceed $1.0 million in any calendar year and $3.0 million in the aggregate; provided further, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments.

  Limitation on Restrictions on Distributions from Restricted Subsidiaries. Splitrock will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to Splitrock, (b) make any loans or advances to Splitrock or (c) transfer any of its property or assets to Splitrock, except:

  (1) any encumbrance or restriction pursuant to (A) an agreement in effect at or entered into on the Closing Date or (B) an agreement entered into in connection with the Incurrence of Indebtedness permitted under clause
      (b)(1) or (b)(6) of the covenant described under ''-- Limitation on Indebtedness'', provided that the chief financial officer of Splitrock has determined in good faith that any restriction incurred pursuant to this clause (B) is customary for similar Incurrences of Indebtedness;

  (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted

      Subsidiary was acquired by Splitrock (other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by Splitrock) and outstanding on such date;

  (3) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3); provided, however, that the encumbrances and restrictions contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than the encumbrances and restrictions contained in such predecessor agreements;

  (4) in the case of clause (iii), any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or (B) contained in security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements; and

  (5) with respect to a Restricted Subsidiary, any restriction imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

  Limitation on Sales of Assets and Subsidiary Stock.   a) Splitrock will not,
and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

  (1) Splitrock or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the Fair Market Value of the shares and assets subject to such Asset Disposition;

  (2) at least 75% of the consideration thereof received by Splitrock or such Restricted Subsidiary is in the form of cash or cash equivalents and

  (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Splitrock (or such Restricted Subsidiary, as the case may be):

      (A) first, to the extent Splitrock elects (or is required by the terms of any Bank Indebtedness) to (x) reinvest in Telecommunications Assets (including by means of an Investment in Telecommunications Assets by a Restricted Subsidiary with Net Available Cash received by Splitrock or another Restricted Subsidiary) or (y) prepay, repay, redeem or purchase Bank Indebtedness of Splitrock Incurred pursuant to clause
          (b)(1) of the covenant described under ''-- Limitation on Indebtedness'', in each case within 180 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

     (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to make an Offer (as defined below) to purchase notes pursuant to and subject to the conditions set forth in section (b) of this covenant within 365 days after the later of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that if Splitrock elects (or is required by the terms of any other Senior Indebtedness), such Offer may be made ratably to purchase the notes and other Senior Indebtedness of Splitrock; and

     (C) third, to fund (to the extent consistent with any other applicable provision in the Indenture) any corporate purpose.

  Notwithstanding the foregoing provisions of this covenant, Splitrock and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate

Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $5.0 million.

  For the purposes of this covenant, the following are deemed to be cash: (x) the assumption of Indebtedness of Splitrock (other than Disqualified Stock of Splitrock) or any Restricted Subsidiary and the release of Splitrock or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition and (y) securities received by Splitrock or any Restricted Subsidiary from the transferee that are converted by Splitrock or such Restricted Subsidiary into cash within 60 days of such receipt.

  (b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Indebtedness) pursuant to clause (a)(3)(B) of this covenant, Splitrock will be required to purchase notes (and other Senior Indebtedness) tendered pursuant to an offer by Splitrock for the notes (and other Senior Indebtedness) (the ''Offer'') at a purchase price of 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase in accordance with the procedures (including prorating in the event of over subscription), set forth in the Indenture. If the aggregate purchase price of notes (and other Senior Indebtedness) tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the notes (and other Senior Indebtedness), Splitrock may apply the remaining Net Available Cash in accordance with clause (a)(3)(C) of this covenant. Splitrock will not be required to make an Offer for notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clause(a)(3)(A)) is less than $5.0 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

  (c) Splitrock will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, Splitrock will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

  Limitation on Transactions with Affiliates. a) We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Splitrock (an ''Affiliate Transaction'') unless such transaction is on terms:

  (1) that are no less favorable to Splitrock or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;

  (2) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million,

      .  are set forth in writing and

      . have been approved by a majority of the members of our board of directors having no personal stake in such Affiliate Transaction and

  (3) that, in the event such Affiliate Transaction involves an amount in excess of $20.0 million, have been determined by a nationally recognized appraisal or investment banking firm to be fair, from a financial standpoint, to Splitrock and its Restricted Subsidiaries.

  (b) The provisions of the foregoing paragraph (a) will not prohibit:

  (1) any Restricted Payment permitted to be paid pursuant to the covenant described under ''-- Limitation on Restricted Payments'',

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

  (2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by our board of directors;

  (3) the grant of stock options or similar rights to employees and directors of Splitrock pursuant to plans approved by our board of directors,

  (4) loans or advances to employees in the ordinary course of business in accordance with past practices of Splitrock, but in any event not to exceed $2.0 million in the aggregate outstanding at anyone time,

  (5) the payment of reasonable fees to directors of Splitrock and its Subsidiaries who are not employees of Splitrock or its Subsidiaries;

  (6) any transaction between Splitrock and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries; or

  (7) any transaction pursuant to, and on the terms set forth in, the Prodigy Agreement.

      Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. We will not permit:

  (a) any Restricted Subsidiary of Splitrock to issue any Capital Stock except for

  (1) Capital Stock issued or sold to, held by or transferred to Splitrock or a Wholly Owned Subsidiary,

  (2) Capital Stock issued by a Person prior to the time

      (A)  such Person becomes a Restricted Subsidiary of Splitrock,

      (B) such Person merges with or into a Restricted Subsidiary of Splitrock or

      (C) a Restricted Subsidiary of Splitrock merges with or into such Person; provided that such Capital Stock was not issued or Incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C) (excluding for purposes of this proviso, shares of Capital Stock issued in connection with customary accelerated vesting provisions contained in option or similar plans or agreements which are accelerated as a result of a change of control of such Person and which option or similar plans or agreements were not adopted or implemented solely in anticipation of or in connection with such transaction) or

  (b) any Person (other than Splitrock or a Wholly Owned Subsidiary) to acquire Capital Stock of any Restricted Subsidiary of Splitrock from us or any of our Restricted Subsidiaries, except, in the case of each of clause (a) or (b):

  (1) upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the covenant described under ''-- Limitation on Sales of Assets and Subsidiary Stock'',

  (2) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made pursuant to the covenant described under ''-- Limitation on Restricted Payments'' if made on the date of such issuance or sale, and

  (3) if required, the issuance, transfer, conveyance, sale or other disposition of directors' qualifying shares.

  Limitation on Liens. We will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of its property or assets (including Capital Stock of a Restricted Subsidiary), whether owned at the Closing Date or thereafter acquired, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; provided, that if such obligations are expressly subordinated to the notes or the Subsidiary Guarantees the Lien securing such obligations will be subordinated and junior to the Lien securing the notes with the same relative priority as such obligations have with respect to the notes or the Subsidiary Guarantees.

  Commission Reports. Notwithstanding that Splitrock may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act Splitrock will file with the Commission and provide the Trustee and Noteholders and prospective Noteholders (upon request) within 15 days after it files them with the Commission, copies of its annual report and the information, documents and other reports that are specified in Sections 13 and 15(d) of the Exchange Act. In addition, following a public offering of the common stock of Splitrock, we shall furnish to the Trustee and the Noteholders, promptly upon their becoming available, copies of the annual report to stockholders and any other information provided by Splitrock to its public stockholders generally. We also will comply with the other provisions of Section 314(a) of the TIA.

  Future Subsidiary Guarantors. We will cause each Restricted Subsidiary that Incurs Indebtedness to become a Subsidiary Guarantor, and execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the notes. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

  Limitation on Lines of Business. We will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Telecommunications Business.

  Limitation on Sale/Leaseback Transactions. We will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

  (a) Splitrock or such Restricted Subsidiary would be entitled to:

      . Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under ''-- Limitation on Indebtedness'' and

      . create a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described under ''-- Limitation on Liens'';

  (b) the net proceeds received by Splitrock or such Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined in good faith by our board of directors) of such property; and

  (c) the transfer of such property is permitted by, and Splitrock applies the proceeds of such transaction in compliance with, the covenant described under''-- Limitation on Sale of Assets and Subsidiary Stock''.

Merger and Consolidation

  (a) We will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

  (1) the resulting, surviving or transferee Person (We refer to that Person as the ''Successor Company.'') will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not Splitrock) will expressly assume, by a supplemental indenture and other appropriate documents, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Splitrock under the notes, the Indenture and the Escrow and Disbursement Agreement;

  (2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph
      (a) of the covenant described under "--Certain Covenants -- Limitation on Indebtedness";

  (4) Splitrock shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture and other appropriate documents, if any, comply with the Indenture and the Escrow and Disbursement Agreement;

  (5) Splitrock shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred; and

  (6) Splitrock shall have delivered to the Trustee an Opinion of Counsel, subject to customary exceptions, to the effect that any Subsidiary Guarantee shall remain in full force and effect after such transaction.

  The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Splitrock under the Indenture and the Escrow and Disbursement Agreement, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the notes.

  (b) We will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, all or substantially all of its assets to any Person unless:

  (1) the resulting, surviving or transferee Person will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such Person (if not a Subsidiary Guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee;

  (2) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

  (3) Splitrock shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any)comply with the Indenture.

  (c) Notwithstanding the entire foregoing section, (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.


Defaults

  An Event of Default is defined in the Indenture as:

  (1) a default in any payment of interest on any Note when due and payable, continued for 30 days;

  (2) a default in the payment of principal of any Note when due and payable at its Stated Maturity, upon required redemption or repurchase, upon declaration or otherwise;

  (3) our failure to comply with its obligations under the covenant described under "-- Merger and Consolidation;"

  (4) our failure to comply for 30 days after notice with any of its obligations under the covenants described under "-- Change of Control" or "--
      Certain Covenants" (in each case, other than a failure to purchase notes) or any of its agreements contained in the Escrow and Disbursement Agreement;

  (5) our failure to comply for 60 days after notice with its other agreements contained in the notes or the Indenture;

  (6) the failure by Splitrock or any Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision") and such failure continues for 10 days after receipt of the notice specified in the Indenture;

  (7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions");

  (8) the rendering of any judgment or decree for the payment of money in excess of $5.0 million or its foreign currency equivalent against the Company or a Significant Subsidiary if

      . an enforcement proceeding thereon is commenced by any creditor, or

      . such judgment or decree remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed (the "judgment default provision");

  (9) any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any Subsidiary Guarantor or Person acting by or on behalf of such Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor's obligations under the Indenture or any Subsidiary Guarantee and such Default continues for 10 days after receipt of the notice specified in the Indenture; or

 (10) Splitrock challenging the Lien on the Escrow Collateral under the Escrow and Disbursement Agreement prior to the time that the Escrow Collateral is to be released to us, the Escrow Collateral becoming subject to any lien other than liens under the Escrow Agreement or the Escrow and Disbursement Agreement becomes, or Splitrock asserts that the Escrow and Disbursement Agreement is, invalid and unenforceable, other than in accordance with its terms.

  The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

  However, a default under clauses (4), (5), (6) or (9) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding notes notify Splitrock of the default and we do not cure such default within the time specified in clauses (4), (5), (6) or (9) hereof after receipt of such notice.

  If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Splitrock) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes by notice to Splitrock may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of Splitrock occurs, the principal of and interest on all the notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

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

  Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the notes unless:

  (1) such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2) holders of at least 25% in principal amount of the outstanding notes have requested the Trustee in writing to pursue the remedy;

  (3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

  (5) the holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

  Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

  The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any note (including payments pursuant to the redemption provisions of such note), the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are also required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Events of Default, their status and what action Splitrock is taking or proposes to take in respect thereof.


Amendments and Waivers

  Subject to certain exceptions, the Indenture or the notes may be amended with the written consent of the Holders of a majority in principal amount of the notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

  (1) reduce the amount of notes whose holders must consent to an amendment;

  (2) reduce the rate of or extend the time for payment of interest or any liquidated damages on any note;

  (3) reduce the principal of or extend the Stated Maturity of any note;

  (4) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed as described under "-- Optional Redemption";

  (5) make any note payable in money other than that stated in the note;

  (6) impair the right of any holder to receive payment of principal of and interest or any liquidated damages on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

  (7) make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

  (8) modify the Subsidiary Guarantees in any manner adverse to the holders; or

  (9) modify the provisions of the Escrow and Disbursement Agreement or the Indenture relating to the Escrow Collateral in any manner adverse to the holders or release any of the Escrow Collateral from the Lien under the Escrow and Disbursement Agreement or permit any other obligation to be secured by the Escrow Collateral.

  Without the consent of any holder, Splitrock and the Trustee may amend the
Indenture:

  .  to cure any ambiguity, omission, defect or inconsistency,

  . to provide for the assumption by a successor corporation of the obligations of Splitrock under the Indenture,

  . to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code),

  .  to add additional Guarantees with respect to the notes,

  .  to secure the notes,

  . to add to Splitrock's covenants for the benefit of the holders or to surrender any right or power conferred upon the Company,

  . to make any change that does not adversely affect the rights of any holder, subject to the provisions of the Indenture,

  .  to provide for the issuance of the exchange notes, or additional notes or

  . to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA.

  The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

  After an amendment under the Indenture becomes effective, Splitrock is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all holders, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

  A holder may transfer notes in accordance with the Indenture. Upon any transfer, the registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Splitrock may require a holder to pay any taxes required by law or permitted by the Indenture. We are not required to transfer any note selected for redemption or to transfer any note for a period of 15 days prior to a selection of notes to be redeemed. The notes will be issued in registered form and the registered holder of a note will be treated as the owner of such note for all purposes.


Defeasance

  Splitrock at any time may terminate all its obligations under the notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes. Splitrock at any time may terminate its obligations under the covenants described under "-- Certain Covenants", the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "-- Defaults", the provisions described under "-- Change of Control" and the limitations contained in clause (3) under the first paragraph of "-- Merger and Consolidation" ("covenant defeasance"). Splitrock may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If Splitrock exercises its legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If Splitrock exercises its covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "-- Defaults" or because of the failure of the Company to comply with clause (3) under the first paragraph of "-- Merger and Consolidation."

  In order to exercise either defeasance option, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).


The Trustee

  The Bank of Montreal Trust Company is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the notes.


Governing Law

  The Indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.


Book Entry, Delivery and Form

  The warrants and the notes (and the related guarantees) initially will each be represented by a single permanent global certificate in definitive, fully registered form, (We refer to them as the "Global Warrant" and the "Global Note," respectively), deposited with the Depository Trust Company and registered in the name of DTC's nominee. Except under the circumstances described below, we will not issue the warrants and the notes in definitive form.

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

  Warrants and notes (i) originally purchased by or transferred to "foreign purchasers" or (ii) held by qualified institutional buyers or Accredited Investors (as defined in Regulation D under the Securities Act) who are not "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) (We refer to them as the "QIBs".) who elect to take physical delivery of their certificates instead of holding their interests through the Global Warrant or Global Note (and which are thus ineligible to trade through the Depositary) (We collectively referred to them as the "Non-Global Purchasers") will be issued in registered form (We refer to it as the "Certificated Security").
Upon the transfer to a QIB of any Certificated Security initially issued to a Non-Global Purchaser, such Certificated Security will, unless the transferee requests otherwise or the Global Warrant or Global Note has previously been exchanged in whole for Certificated Securities, be exchanged for an interest in the Global Warrant or Global Note.

  Pursuant to procedures established by the Depositary (i) upon the issuance of the Global Warrant and Global Note, the Depositary or its custodian credited, on its internal system, the number of warrants of the individual beneficial interests represented by the Global Warrant and the principal amount of notes of the individual beneficial interests represented by such Global Note to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Warrant and Global Note will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts were initially designated by or on behalf of the Initial Purchaser and ownership of beneficial interests in the Global Warrant and Global Note will be limited to persons who have accounts with the Depositary ("participants") or persons who hold interests through participants. QIBs may hold their interests in the Global Warrant and Global Note directly through the Depositary if they are participants in such system, or indirectly through organizations which are participants in such system. So long s the Depositary, or its nominee, is the registered owner or holder of the warrants or notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the warrants or notes represented by such Global Warrant or Global Note for all purposes under the Indenture. No beneficial owner of an interest in the warrants or Global Note will be able to transfer that interest except in accordance with the procedures of the Depositary, in addition to those provided under the Indenture with respect to the notes.


  The Depositary has advised us that it is

  . a limited purpose trust company organized under the laws of the State of New York,

  .  a "banking organization" within the meaning of the New York Banking Law,

  .  a member of the Federal Reserve System,

  . a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and

  .  a "clearing agency" registered pursuant to Section 17A of the Exchange
     Act.

  The Depositary was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants in the Depositary include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to the system of the Depositary is also available to other entities such as banks, brokers, dealers and trust companies (collectively referred to as the "indirect participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of the Depositary only through participants or indirect participants.

  The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the securities represented by a global security to such persons may be limited. In addition, because the Depositary can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in securities represented by a global security to pledge or transfer such interest to persons or entities that do not participate in the system of the Depositary, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

  Payments with respect to the principal of, premium, if any, Liquidated Damages, if any, and interest on, any notes represented by the Global Note on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered holder of the Global Note. Under the terms of the Indenture, Splitrock and the Trustee may treat the persons in whose names the notes, including the Global Note, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in the Global Note (including principal, premium, if any, Liquidated Damages, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in the Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and the Depositary. Transfers between participants in the Depositary will be effected in accordance with the procedures of the Depositary, and will be settled in same-day funds.


Certificated Securities

  If (1) Splitrock notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary or the Depositary ceases to be registered as a clearing agency under the Exchange Act and a success or depositary is not appointed within 90 days of such notice or cessation, (2) Splitrock, at its option, notifies the Trustee in writing that it elects to cause the issuance of warrants and notes in definitive form or (3) upon the occurrence of certain other events, then, upon surrender by the Depositary of the Global Warrant and Global Note, certificated notes and warrants will be issued to each person that the Depositary identifies as the beneficial owner of the warrants and notes represented by the Global Warrant and Global Note. Upon any such issuance, the Trustee is required to register such certificated notes and warrants in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

  Neither Splitrock nor the Trustee shall be liable for any delay by the Depositary or any participant or indirect participant in identifying the beneficial owners of the related warrants and notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes.


Certain Definitions

  "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.
For purposes of the provisions described under "-- Certain Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Splitrock or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable)and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

  "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Splitrock or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than Splitrock or a Restricted Subsidiary);

  (2) all or substantially all the assets of any division or line of business of Splitrock or any Restricted Subsidiary; or

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

  (3) any other assets of Splitrock or any Restricted Subsidiary other than inventory or obsolete assets sold in the ordinary course of business of Splitrock or such Restricted Subsidiary.

  For the purposes of this definition, the term "Asset Sale" shall not include:

  (a) a disposition by a Restricted Subsidiary to Splitrock or by Splitrock or a Restricted Subsidiary to a Wholly Owned Subsidiary;

  (b) for purposes of the provisions described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under "--Certain Covenants -- Limitation on Restricted Payments"; and

  (c) a disposition of assets with a fair market value of less than $250,000.

  "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in a Sale/Leaseback Transaction (including any period for which such lease has been extended).

  "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

  "Bank Indebtedness" means any Indebtedness outstanding under any credit or similar agreement with a financial institution which provides for revolving credit loans, term loans or letters of credit or other credit facilities, as amended, waived, restated, supplemented, extended, replaced, refinanced or otherwise modified from time to time.

  "Board of Directors" means our board of directors or any committee thereof duly authorized to act on behalf of such Board.

  "Business Day" means each day which is not a Legal Holiday.

  "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

  "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

  "Cash Contribution Amount" means the aggregate amount of cash contribution made to the capital of Splitrock described in the definition of "Contribution Indebtedness".

  "Closing Date" means the date of the Indenture.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commission" means the Securities and Exchange Commission.

  "Consolidated Interest Expense" means, for any period, the total interest expense of Splitrock and its Consolidated Restricted Subsidiaries, plus, to the extent Incurred by Splitrock and its Subsidiaries in such period but not included in such interest expense,

  (1) interest expense attributable to Capitalized Lease Obligations and the interest expense relating to Attributable Debt,

  (2)  amortization of debt discount and debt issuance costs,

  (3)  capitalized interest,

  (4)  non-cash interest expense,

  (5) commissions, discounts and other fees and charges attributable to letters of credit and bankers' acceptance financing,

  (6) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by Splitrock or any Restricted Subsidiary,

  (7) net costs associated with Hedging Obligations (including amortization of fees),

  (8) dividends in respect of all Disqualified Stock of Splitrock and all Preferred Stock of the Subsidiaries of Splitrock to the extent held by Persons other than Splitrock or a Wholly Owned Subsidiary,

  (9) interest Incurred in connection with investments in discontinued operations and

  (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Splitrock) in connection with Indebtedness Incurred by such plan or trust.

  "Consolidated Net Income" means, for any period, the net income of Splitrock and its Consolidated Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income:

  (1) any net income or loss of any Person (other than Splitrock) if such Person is not a Restricted Subsidiary, except that:

       (A) subject to the limitations contained in clause (4) below, Splitrock's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Splitrock or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution made to a Restricted Subsidiary, to the limitations contained in clause (3) below) and

       (B) Splitrock's equity in a net loss of any such Person (including any Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income;

  (2) any net income (or loss) of any Person acquired by Splitrock or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

  (3) any net income (or loss) of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Splitrock, except that:

       (A) subject to the limitations contained in clause (4) below, Splitrock's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Splitrock or another Restricted Subsidiary as a dividend or other distribution(subject, in the case of a dividend or other distribution made to another Restricted Subsidiary, to the limitation contained in this clause) and

      (B) Splitrock's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (4) any gain (but not loss) realized upon the sale or other disposition of any asset of Splitrock or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (5) any extraordinary gain or loss; and

  (6) the cumulative effect of a change in accounting principles.

  Notwithstanding the foregoing, for the purpose of the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to Splitrock or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

  "Consolidated Operating Cash Flow" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1) income tax expense of Splitrock and its Consolidated Restricted Subsidiaries,

  (2) Consolidated Interest Expense,

  (3) depreciation expense of Splitrock and its Consolidated Restricted Subsidiaries,

  (4) amortization expense of Splitrock and its Consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period) and

  (5) all other non-cash charges of Splitrock and its Consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash expenditures in any future period) in each case for such period.

  Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of Splitrock shall be added to Consolidated Net Income to compute Consolidated Operating Cash Flow only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Splitrock by such Restricted Subsidiary without prior approval(that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

  "Consolidation" means the consolidation of the amounts of each Restricted Subsidiary with those of Splitrock in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of Splitrock or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

  "Contribution Indebtedness" means Indebtedness of Splitrock in an aggregate principal amount not greater than twice the aggregate amount of the Net Cash Proceeds received by Splitrock from contributions made to the capital of Splitrock after the date hereof, provided that such Contribution Indebtedness

  .  has a Stated Maturity later than the Stated Maturity of the notes,

  .  is Incurred substantially concurrently with such cash contribution, and

  . is so designated as Contribution Indebtedness, pursuant to an Officers' Certificate, on the Incurrence date thereof.

  "Currency Agreement" means with respect to any Person, any foreign exchange contract, currency swap agreement or any similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

  "Debt to Annualized Operating Cash Flow Ratio" means the ratio of (a) the Total Consolidated Indebtedness as of the date of calculation (the "Determination Date") to (b) four times the Consolidated Operating Cash Flow for the latest fiscal quarter for which financial information is available immediately preceding such Determination Date (the "Measurement Period"). For purposes of calculating Consolidated Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date

  (1) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period;

  (2) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period; and

  (3) if Splitrock or any Restricted Subsidiary shall have in any manner:

      . acquired (through an acquisition or the commencement of activities constituting such operating business) or

      . disposed of (by an Asset Disposition or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP as if all such transactions had been consummated prior to the first day of such Measurement Period (it being understood that in calculating Consolidated Operating Cash Flow, the exclusions set forth in clauses (1) through (6) of the definition of Consolidated Net Income shall apply to a Person which has been acquired as if it were a Restricted Subsidiary).

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event

  . matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

  .  is convertible or exchangeable for Indebtedness or Disqualified Stock or

  . is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the first anniversary of the Stated Maturity of the notes;

provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Securities shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under "-- Change of Control" and "- -Certain Covenants-- Limitation on Sale of Assets and Subsidiary Stock".

  "Equity Offering" means any public or private sale of common stock or Preferred Stock of Splitrock (other than Disqualified Stock) other than any sale to a Permitted Holder.

  "Escrow Account" means an escrow account for the deposit of approximately $56.8 million of the net proceeds from the sale of the notes under the Escrow and Disbursement Agreement.

  "Escrow Agent" means The Chase Manhattan Bank as Escrow Agent under the Escrow and Disbursement Agreement, or any successor thereto appointed pursuant to such agreement.

  "Escrow and Disbursement Agreement" means the Escrow and Disbursement Agreement, dated as of the Closing Date, by and among the Escrow Agent, the Trustee and Splitrock, governing the disbursement of funds from the Escrow Account.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Fair Market Value" means, with respect to any asset or property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the Indenture, Fair Market Value shall be determined by our board of directors acting in good faith and shall be evidenced by a resolution of our board of directors delivered to the Trustee.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including those set forth in:

  . the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

  .  statements and pronouncements of the Financial Accounting Standards Board,

  . such other statements by such other entities as approved by a significant segment of the accounting profession and

  . the rules and regulations of the Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Commission.

  All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or

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

  (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

  "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or any Currency Agreement.

  "Holder" or "Noteholder" means the Person in whose name a Note is registered on the registrar's books.

  "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1) the principal of and premium (if any)in respect of indebtedness of such Person for borrowed money;

  (2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto);

  (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

  (5) Capitalized Lease Obligations and all Attributable Debt of such Person;

  (6) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

  (7) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

      .  the fair market value of such asset at such date of determination and

      .  the amount of such Indebtedness of such other Persons;

  (8) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

  (9) all obligations of the type referred to in clauses (1) through (8) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee.

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

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

  "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

  "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Certain
Covenants -- Limitation on Restricted Payments":

  (1) "Investment" shall include the portion (proportionate to Splitrock's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of Splitrock at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Splitrock shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

      . Splitrock's "Investment" in such Subsidiary at the time of such redesignation, less

      . the portion (proportionate to Splitrock's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

  (2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by our board of directors.

  "Legal Holiday" means a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

  "Net Available Cash" from an Asset Disposition means cash payments received(including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of

  (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

  (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

  (4) appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by Splitrock or any Restricted Subsidiary after such Asset Disposition.

  "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or any equity contribution, means the cash proceeds of such issuance, sale or contribution net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance, sale or contribution and net of taxes paid or payable as a result thereof.

  "Noteholder" or "Holder" means the Person in whose name a Note is registered on the registrar's books.

  "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of Splitrock.

  "Officers' Certificate" means a certificate signed by two Officers.

  "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Splitrock or the Trustee.

  "Permitted Holders" means Kwok L. Li, William R. Wilson and Linsang Partners, LLC and any Person acting in the capacity of an underwriter in connection with a public or private offering of Splitrock's Capital Stock.

  "Permitted Investment" means an Investment by Splitrock or any Restricted Subsidiary in:

  (1) Splitrock, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Telecommunications Business;

  (2) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, Splitrock or a Restricted Subsidiary; provided, however, that such Person's primary business is a Telecommunications Business;

  (3)  Temporary Cash Investments;

  (4) receivables owing to Splitrock or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Splitrock or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)  Investments in prepaid expenses;

  (6) loans or advances to employees made in the ordinary course of business of Splitrock or such Restricted Subsidiary and not exceeding $2.0 million in the aggregate outstanding at any one time;

  (7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Splitrock or any Restricted Subsidiary or in satisfaction of judgments;

  (8) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under "-- Certain Covenants -- Limitation on Sale of Assets and Subsidiary Stock";

  (9)  Investments made prior to the Closing Date;

  (10) Investments in Telecommunications Assets not to exceed $30.0 million at any onetime outstanding; and

  (11) other Investments, not to exceed the greater of:

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

     . 10% of Total Assets of Splitrock at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) and

     .  $30.0 million.

  "Permitted Liens" means, with respect to any Person:

  (a) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

  (b) Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

  (c) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

  (d) Liens in favor of issuers of surety bonds issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

  (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (f) Liens to secure Indebtedness permitted pursuant to clauses (b)(i) and
      (b)(vi) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness";

  (g) Liens existing on the Closing Date;

  (h) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens do not extend to any other property owned by such Person or any of its Subsidiaries;

  (i) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or any Subsidiary of such Person; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens do not extend to any other property owned by such Person or any of its Subsidiaries;

  (j) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

  (k) Liens securing obligations under Interest Rate Agreements so long as such obligations under Interest Rate Agreements relate to Indebtedness that is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such obligations under Interest Rate Agreements;

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

  (l) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g), (h) and (i); provided, however, that:

      . such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements to or on such property); and

      . the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

        (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness secured by Liens described under clauses (f),
            (g), (h) or (i) at the time the original Lien became a Permitted Lien under the Indenture, and

        (B) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancings; and

  (m) Liens in favor of the Trustee arising under the provisions of the Escrow and Disbursement Agreement and the provisions of the Indenture relating thereto.

  Notwithstanding the foregoing, "Permitted Liens" will not include any Lien described in clauses (f), (h) or (i) above to the extent such Lien applies to any Telecommunications Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under "-- Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock."

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

  "Preferred Stock," as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

  "Principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

  "Prodigy Agreement" means the Splitrock Full Service Agreement dated as of June 24, 1997 between Splitrock and Prodigy, Inc. as in effect on the date hereof.

  "Purchase Money Indebtedness" means Secured Indebtedness (including Capitalized Lease Obligations, mortgage financings and purchase money obligations) incurred for the purpose of financing all or any part of the cost of construction, installation, acquisition, lease, development or improvement by Splitrock or any Restricted Subsidiary of any Telecommunications Assets of Splitrock or any Restricted Subsidiary and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time provided, however, that

  (1) the security agreement or conditional sales or other title retention contract pursuant to which a Lien on such assets is created shall be entered into within 180 days after the purchase or acquisition of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions, replacements, modifications and accessions thereto and any proceeds and products therefrom,

  (2) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and

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  (3) with respect to any Secured Indebtedness which constitutes Purchase Money
      Indebtedness, the Stated Maturity of such Secured Indebtedness shall not exceed the expected depreciable life, as determined by the Company, of the Telecommunications Assets securing such Secured Indebtedness.

  "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

  "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of Splitrock or any Restricted Subsidiary existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of Splitrock that Refinances Refinancing Indebtedness); provided, however, that:

  (1) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

  (2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced,

  (3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced and

  (4) if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include:

  . Indebtedness of a Restricted Subsidiary that Refinances Indebtedness of Splitrock or

  . Indebtedness of Splitrock or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

  "Restricted Subsidiary" means any Subsidiary of Splitrock other than an Unrestricted Subsidiary.

  "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by Splitrock or a Restricted Subsidiary whereby Splitrock or a Restricted Subsidiary transfers such property to a Person and Splitrock or such Restricted Subsidiary leases it from such Person, other than leases between Splitrock and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

  "Secured Indebtedness" means any Indebtedness of Splitrock secured by a Lien.

  "Senior Indebtedness" of Splitrock means the principal of, premium (if any) and accrued and unpaid interest on (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization of Splitrock, regardless of whether or not a claim for post-filing interest is allowed in such proceedings), and fees and other amounts owing in respect of, Bank Indebtedness and all other Indebtedness of Splitrock, whether outstanding on the Closing Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that such obligations are subordinated in right of payment to the notes; provided, however, that Senior Indebtedness shall not include:

  (1) any obligation of Splitrock to any Subsidiary,

  (2) any liability for Federal, state, local or other taxes owed or owing by Splitrock,

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  (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities),

  (4) any Indebtedness or obligation of Splitrock(and any accrued and unpaid interest in respect thereof) that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of Splitrock, including any Subordinated Obligations,

  (5) any obligations with respect to any Capital Stock, or

  (6) any Indebtedness Incurred in violation of the Indenture.

  "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of Splitrock within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

  "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

  "Subordinated Obligation" means, with respect to any Person, any Indebtedness of such Person (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes or any other indebtedness of such Person pursuant to a written agreement.

  "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests)entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by:

  .  such Person,

  .  such Person and one or more Subsidiaries of such Person or

  .  one or more Subsidiaries of such Person.

  "Subsidiary Guarantee" means each Guarantee of the obligations with respect to the notes issued by a Person pursuant to the terms of the Indenture.

  "Subsidiary Guarantor" means any Person that has issued a Subsidiary
Guarantee.

  "Telecommunications Assets" means all assets including Capital Stock, rights (contractual or otherwise) and properties, real or personal, whether tangible or intangible, used or intended for use in connection with a Telecommunications Business.

  "Telecommunications Business" means the business of:

  (1) transmitting, or providing services relating to the transmission of, data, video or voice through owned or leased transmission facilities,

  (2) constructing, creating, developing or marketing networks, related network transmission equipment, software and other devices for use in a communication business or

  (3) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in (1) or (2) above;

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provided that the determination of what constitutes a Telecommunications
Business shall be made in good faith by our board of directors.

  "Temporary Cash Investments" means any of the following:

  (1) any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof,

  (2) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act),

  (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above,

  (4) investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Splitrock) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1"(or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P"), and

  (5) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's Investors Service, Inc.

  "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. secs. 77aaa-77bbbb) as in effect on the date of the Indenture.

  "Total Assets" means, with respect to any Person, the total Consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

  "Total Consolidated Indebtedness" means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of Splitrock and its Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, outstanding as of such date of determination, after giving effect to any Incurrence of Indebtedness and the application of the proceeds therefrom giving rise to such determination.

  "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

  "Trustee" means the party named as such in the Indenture until a success or replaces it and, thereafter, means the successor.

  "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

  "Unrestricted Subsidiary" means (1) any Subsidiary of Splitrock that at the time of determination shall be designated an Unrestricted Subsidiary by our board of directors in the manner provided below and (2) any

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Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of Splitrock (including any newly acquired or newly formed Subsidiary of Splitrock) to be an Unrestricted Subsidiary unless:

  (a) such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, Splitrock or any other Subsidiary of Splitrock that is not a Subsidiary of the Subsidiary to be so designated;

  (b) a Default or Event of Default shall have occurred and be continuing; or

  (c) immediately after giving effect to such designation, Splitrock would not be able to Incur $1.00 of Indebtedness under paragraph (a) of the covenant entitled "-- Limitation on Indebtedness";

provided, however, that either (A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or (B) if such Subsidiary has Consolidated assets greater than $1,000, then such designation would be permitted under the covenant titled "-- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

  (1) Splitrock could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Certain Covenants -- Limitation on Indebtedness" and

  (2) no Default shall have occurred and be continuing.

Any such designation of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary by our board of directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of our board of directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

  "U.S. Government Obligations" means direct obligations or certificates representing an ownership interest in such obligations, of the United States of America, including any agency or instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

  "Voting Stock" of a Person means all classes of Capital Stock or other interests, including partnership interests, of such Person then outstanding and normally entitled, without regard to the occurrence of any contingency, to vote on the election of directors, managers or trustees thereof.

  "Wholly Owned Subsidiary" means a Restricted Subsidiary of Splitrock all the Capital Stock of which, other than directors' qualifying shares, is owned by Splitrock or another Wholly Owned Subsidiary.


               MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

General

  The following is a summary of the material United States federal income tax consequences relevant to the acquisition, ownership and disposition of the notes, the warrants and the warrant shares. This summary does not purport to be a complete analysis of all potential tax effects that may be relevant to holders of the notes, warrants or the warrant shares. In particular, it does not address United States federal income tax consequences relevant to holders who are not U.S. holders (as defined below) and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive.

  This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested

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from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained. This summary applies only to U.S.
holders (as defined below) that are the initial holders of the notes, warrants or warrant shares, who acquired the same for cash and who hold the same as capital assets within the meaning of Section 1221 of the Code. It does not address the United States federal income tax consequences to taxpayers who are subject to special rules (such as financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies and persons who hold notes, warrants, or warrant shares as a hedge or as a position in a "straddle" for tax purposes). A "U.S. holder" means a beneficial owner of a note, warrant, or warrant shares that is, for U.S. federal income tax purposes:

     .  a citizen or individual resident of the United States;

     . a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

     . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     . a trust, if, in general, the trust is subject to the supervision of a court within the United States and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

  The following discussion is for general information only. Each prospective investor is strongly urged to consult with its own tax advisors to determine the impact of such holder's tax situation on the anticipated tax consequences, including the tax consequences under state, local, foreign or other tax laws, of the acquisition, ownership and disposition of the notes, the warrants, or the warrant shares.


Taxation of the Notes

  Payment of Interest and Original Issue Discount. The stated interest payable on the notes generally will be taxable to a U.S. holder of notes as ordinary income at the time that it is paid or accrued in accordance with the U.S. holder's regular method of accounting for federal income tax purposes.

  The notes were issued with de minimis original issue discount ("OID") for federal income tax purposes. A debt instrument generally is issued with de minimis OID if the amount by which its stated redemption price at maturity exceeds its issue price is less than the product of .0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity from the issue date. The issue price of the notes was determined by allocating the "issue price" of the Units between the notes and the warrants based on their relative fair market values. De minimis OID is recognized as capital gain upon the redemption, sale or other taxable disposition of the debt instrument.

  Market Discount. A U.S. holder that purchases a note at a purchase price less than the stated redemption price at maturity will be considered to have purchased the note at a "market discount" equal to such difference. Market discount, however, will be considered to be zero if it is less than 0.25% of the stated redemption price at maturity of the note multiplied by the number of complete years to maturity remaining after the date of its purchase.

  A U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income. Unless a U.S. holder irrevocably elects to accrue under a constant-interest method, market discount accrues ratably and accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. holder has held the obligation and the denominator of which is the number of days from the date the U.S. holder acquired the obligation until its maturity.

  In addition, a U.S. holder may be required to defer all or a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a note purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrued during such taxable year and,

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in general, is allowed as a deduction not later than the year in which such market discount is includible in income.

  A U.S. holder may elect to include market discount in income currently as it accrues (under either a ratable or constant interest method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of a note and upon the receipt of payments of principal and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service. Under a proposal contained in the President's Fiscal Year 2001 Budget, a U.S. holder that is an accrual method taxpayer would be required to include market discount in income as it accrues. The proposal would be effective for debt instruments acquired on or after the date of enactment.

  Subject to various limitations, a U.S. holder may elect to treat all "interest" that accrues on any note as original issue discount and calculate the amount includible in gross income under the constant yield method. For this purpose, "interest" includes stated and unstated interest, OID, de minimis
OID, acquisition discount, market discount and de minimis market discount as adjusted by any amortizable bond premium or acquisition premium. Such election, if made with respect to a market discount obligation, will constitute an election to include market discount in income currently, and, once made, applies to all market discount obligations acquired by such U.S. holder on or after the first day of the first taxable year to which the election applies. The election is to be made for the taxable year in which the U.S. holder acquired the note and may not be revoked without the consent of the Internal Revenue Service.

  Bond Premium. If a U.S. holder purchases a note for an amount in excess of the amount payable at maturity of the note, such holder will be considered to have purchased the note with "bond premium" equal to the excess of the U.S.
holder's purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note (or until an earlier call date if it results in a smaller amortizable bond premium). The amortized amount of such premium for a taxable year generally will be treated first as a reduction of interest on such note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder's prior interest inclusions on such note, and finally as a carryforward allowable against the U.S. holder's future interest inclusions on such note. Such election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the elections is made or subsequently acquired.

  Sale, Retirement or Other Taxable Disposition. Upon the sale, retirement, exchange or other disposition of a note, a U.S. holder generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount of cash and the fair market value of property received with respect to such sale, retirement, exchange or other disposition and such holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note generally will be equal to the purchase price of such note, increased by the amount of market discount previously included in the U.S. holder's gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest with respect to such note. Gain or loss recognized by a U.S. holder on the sale, retirement, exchange or other disposition of a note generally will be capital gain or loss except with respect to amounts received upon a disposition attributable to accrued but unpaid interest or accrued market discount not previously included in income, which in either case will be taxable as ordinary income. Such capital gain or loss will be long-term capital gain or loss if the note has been held for more than one year at the time of the disposition.

  Information Reporting and Backup Withholding. The backup withholding and information reporting requirements may apply to payments of principal and interest on a note and to payments or proceeds of the sale or retirement of a note. The Company, its agent, a broker, the Trustee or any paying agent, as the case may be, is required to withhold tax from any payment that is subject to backup withholding at a rate of 31% of such payment if the U.S. holder fails to furnish its taxpayer identification number (social security number or employer identification number), to certify that such holder is not subject to backup withholding rules. Certain U.S. holders (including, among others, all corporations) are not subject to the backup withholding and reporting requirements.

  Under current Treasury regulations, backup withholding and information reporting do not apply to payments

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made by Splitrock or any agent thereof (in its capacity as such) to a holder of a note who has provided the required certification under penalties of perjury that it is not a U.S. holder or has otherwise established an exemption (provided that neither Splitrock nor such agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied).

  Any amounts withheld under the backup withholding rules from a payment to a U.S. holder may be claimed as a credit against such holder's United States federal income tax liability.

  Effect of Change of Control. Upon a Change of Control, each U.S. holder will have the right to require Splitrock to repurchase all or any part of such holder's notes for a price equal to 101% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, to the date of payment. Under Treasury regulations, a provision such as the Change of Control redemption requirement will not affect the yield or maturity date of the notes unless, based on all facts and circumstances as of the date of issuance, it is more likely than not that a Change of Control giving rise to the redemption will occur. The Company will not treat the Change of Control redemption provision of the notes as affecting the calculation of the yield to maturity of any note.


Taxation of the Warrants

  Characterization of Warrants. Although the matter is not free from doubt, and the form of the warrants may be respected for federal income tax purposes, it is possible that from the date of original issuance, the warrants would be treated for federal income tax purposes as common stock due to, among other things, the nominal Exercise Price, and lack of any meaningful contingency. As a result of a supplemental warrant agreement executed on February 24, 2000, Splitrock may, at its election, (and, prior to the merger, is required to) issue the warrant shares underlying the remaining outstanding warrants to the warrant agent to hold in custody for the warrant holders. At that time, Splitrock will eliminate the exercise price to be paid by the warrant holders upon exercise. The warrant holders will have the right to instruct the warrant agent how to vote the underlying warrant shares, will benefit from anti-dilution provisions, and will be entitled to receive dividends or other distributions paid to holders of Splitrock common stock. The Company believes that, as a result of the transfer of shares to the custody agent, a warrant holder likely would be treated for federal income tax purposes as owning the warrant shares. Accordingly, although the matter is not free from doubt, the following discussion assumes that the warrants would likely be properly characterized as stock.

  Exercise. If the form of the warrants prior to the amendment is respected, and, as a result of the transfer of stock to the warrant agent, the warrants are treated as stock for federal income tax purposes, the holders may be deemed to have exchanged their warrants for the underlying warrant shares for federal income tax purposes at the time Splitrock transfers the shares to the warrant agent. The holders would not recognize any gain or loss on the deemed exchange, and the holding period of the stock deemed to be received by the holders should include the period during which the warrant was held. If the transfer of shares is a deemed exercise of the warrants. If the transfer of shares is considered instead to be a deemed exercise of the warrants, then the holder would not recognize any gain or loss on the deemed exercise, and the holding period would begin on the day after the deemed exercise. If the form of the warrants prior to the amendment is not respected and thus holders are treated as owning stock from the initial issuance of the warrants, then the holders would not recognized any gain or loss on the receipt of the warrant shares, and the holding period of the stock received would include the entire period during which the warrant was held. If the form of the warrants prior to the amendment is not respected and thus holders are treated as owning stock from the initial issuance of the warrants, then the holders would not recognize any gain or loss on the receipt of the warrant shares, and the holding period of the stock received would include the entire period during which the warrant was held.

  Adjustments. Although the matter is not free from doubt, as a result of the elimination of the exercise price of the warrants, a warrant holder may have income in the amount of the exercise price for each warrant share which the holder is entitled to purchase upon exercise. Further, if the warrants are treated as stock for federal income tax purposes the issuance of additional shares pursuant to the antidilution provisions of the warrants may, in some circumstances, result in constructive distributions to U.S. holders of the warrants which could be taxable as dividends to such holders under Section 305 of the Code. A U.S. holder's federal income tax basis in the warrant shares generally would be increased by the amount of any such dividend.

  Disposition. Upon a sale, exchange or other taxable disposition of a warrant or a share of common stock received upon exercise of a warrant, a holder generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and fair market value of any property received upon such sale exchange or disposition and (ii) the holder's adjusted tax basis in the warrant or common stock. Such gain or loss would be long-term capital gain or loss if the holding period of the warrant or stock in the hands of the holder is held by the holder for more than one year at the time of sale or exchange.

  It is possible that the form of the warrants would be respected notwithstanding the transfer of the shares to the warrant agent. If the form of the warrants is respected, then a U.S. holder of a warrant generally will not recognize gain or loss upon exercise of the warrant, the U.S. holder's federal income tax basis in the common stock received will be equal to the holder's federal income tax basis in the warrant immediately prior to exercise (the cost of the warrant), plus the amount of cash paid upon exercise, and the holding period of the common stock acquired upon

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exercise of the warrant will begin on the day after the date of exercise of the warrant and will not include the period during which the warrant was held.


                                 LEGAL MATTERS

  The validity of the shares of common stock, notes and warrants offered by this prospectus has been passed upon for us by Winstead, Secrest & Minick, P.C., Houston, Texas.


                                    EXPERTS

  The financial statements as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and for the period from inception (March 5, 1997) to December 31, 1997 incorporated in this prospectus by reference to the registration statement on Form S-1 (No. 333-79909), as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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